SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S REPORT

The management of Telesp Celular Participações S/A, a company operated by Telefónica Móviles and Portugal Telecom, operating under the brand name VIVO, is submitting Management’s Report and the company’s Financial Statements, together with the Independent Auditors’ and Audit Committee reports for fiscal year ended at December 31, 2005, in compliance with the provisions in the law and bylaws.

Message from the Chief Executive Officer

2005 was a year of important advances for VIVO, the brand under which the companies Telesp Celular Participações S.A. – TCP (controlling shareholder of Tele Centro Oeste Celular Participações S.A. – TCO), Tele Leste Celular Participações S.A. – TLE, Tele Sudeste Participações S. A – TSD and Celular CRT Participações – Celular CRT all operate; they all make up the assets of the joint venture formed by Telefónica Móviles and Portugal Telecom. A customer base of close to 30 million clients in December 2005 is the best evidence of VIVO’s leadership in the Brazilian mobile communications market. But of greater value than its superiority in terms of “market share” are the quality of its customer base and its leadership in revenue share and EBITDA figures.
In general, the players in this market have based competition strategies on powerful mechanisms designed to reduce entry level prices and on high investments in advertising and marketing. Vivo has adapted to market conditions, without putting in risk its capacity of generating results, which allows it to continue its quality relationships with its clients, shareholders and community. Increasing numbers of postpaid subscribers and ongoing income data growth registered between 2004 and 2005 are some of the indicators that attest that the path chosen was the right one.
The Brazilian market, with approximately 85 million cell phone users, still has room for growth, albeit at a slower pace than in the past few years.  VIVO is on the lookout for opportunities to add new customers to its base. But, in the current scenario, the organization’s major challenge is to “win over” the customers it already has, that is, to ensure their loyalty. There is a very simple form of making customers confirm their choice in appointing VIVO as their carrier: a continual drive for customer satisfaction, through service excellence, especially in billing, card recharging and customer services. These are key factors for the customer and, thus, key factors in VIVO’s strategy. Quality in these items that are sensitive to customers is what is going to make the difference.

Ongoing advances

In 2005, VIVO evolved significantly in several fields. Expansion projects and the CDMA overlay allowed Vivo to increase by about 20% the digital coverage in several areas. One of the highlights was the State of São Paulo, which now has VIVO coverage in 100% of its municipalities. Besides growing in terms of quantity, the organization gained points in terms of service quality, evidenced by the increase in the completed originated call rate to 78%, from 72%, well above the 67% targeted by Anatel.
VIVO also made significant progress in its projects to unify the main business and operation support systems. In 2005, SAP and data warehouse projects were finally concluded. Unification of billing, prepaid and front-office systems has also moved forward and is expected to be fully completed in 2006. These moves gave the organization greater agility, efficiency and competitiveness. They have, among other things, made the launch of new products easier and enabled VIVO to offer customers the same promotions and type of relations, regardless of which area they are in.
One other contribution towards consolidating the organization into one single entity that must be mentioned was the decision by the boards of directors of the companies operating under the VIVO brand to promote the corporate restructuring that will result in a single publicly held company - Vivo Participações S.A.
The system unification projects and improvement in customer services have proved to have successful results among customers as evidenced, for example, by the drop in call center calls in 2005 as compared to those of the previous year.

Third Generation

With respect to technology, CDMA EVDO, VIVO’s Third Generation System, which guarantees very high data transmission speeds, is now fully operational in São Paulo, Rio de Janeiro, Curitiba, Porto Alegre, Salvador and Brasília. This technology is the cornerstone for some significant innovations in services, such as Vivo Play 3G and Vivo Zap 3G. Included in the important launches made in 2005 are Smart Mail (a corporate service that permits real time access to office e-mails) and Vivo Moblog (a service which, differently from common blogs, allows both the Internet and cell phones to be used in text and image configurations and publications).  To innovate is one of the key factors in increasing data service revenues, which already account for 6% of total revenues. Use of the Vivo Downloads service alone – which includes the downloading of games, images and musical tones – has risen by 200% from 2004 to 2005.
But for VIVO, to innovate entails much more than to introduce a new service in the market or to pursue cutting-edge technology. It is equally important to innovate in terms of processes, attitudes, customer relations and employee relations. To simplify offers or improve communication mechanisms between in-house departments to expedite delivery of a solution to a demand to the Call Center are innovations that do not require sophisticated technology and have an important positive impact on customers.
If VIVO put a lot of energy into the businesses throughout 2005, it did so without disregarding another essential aspect: exercising its social responsibility, whether in forging an ethical and transparent relationship with its different target publics – customers, shareholders, employees, community members and government authorities –, or in participating in initiatives that promote progress and social equality. The close to 40 projects sponsored by Instituto Vivo, especially in the field of Education, benefit more than 200,000 persons across Brazil. A civic effort to which all VIVO employees contribute is the VIVO Volunteer Program, which organizes activities designed mainly for the visually disabled.

Transformation

2005 was, without any doubt, a year of major realizations for Vivo, as the reader will have opportunity to see in greater detail throughout this report. But one factor has made 2005 a decisive year: it marks the beginning of a new era for the organization. An era in which VIVO will be fully devoted to customer satisfaction.
This is a challenging strategic guideline as it requires the fine-tuning of all the departments to focus on the customer’s “cause”. It requires changes that will only be brought about if the people that make up the organization are strongly determined to undertake them. And VIVO’s professionals are. The climate survey conducted at the end of 2005 showed that all employees fully endorse the new strategic orientation, clearly identify the paths of change that must be followed and are willing and prepared to help VIVO become a 100% customer-oriented company, with segmented promotions and excelling in general, billing, recharging and customer services. These are essential elements that add value to the customer and to VIVO’s business.

2005 Highlights

  Leading position in mobile telephony in Brazil with a 34.5% market share (source: Anatel);
  Approximately 30 million customers at the end of 2005;
  100% coverage in all of the municipalities of the State of São Paulo;
  The greatest coverage in Brazil – servicing over 2,200 municipalities;
  More than 7,600 points of sale of its own or outsourced;
  Pioneer in providing 3rd Generation Services in Brazil, due to the introduction of the CDMA EV-DO technology in its main capital cities (São Paulo, Rio de Janeiro, Florianópolis, Curitiba, Porto Alegre, Salvador, Vitória and Brasília);
  Main innovations: Vivo Play 3G, Vivo ZAP, Smart Mail and Globalmoto;
  15 million downloads since 2003;
  2 million VIVO Wap users per month;
  More than 6,300 direct jobs;
  11th best valued brand on the domestic market, according to Internbrand ranking, worth US$218 million;
  SAP project completed, unifying the entire management system;
  Data warehouse unification project completed;
  Vivo was granted more than 40 awards, with special mention to the Caboré Prize – for best advertiser of the year; and
  Sponsorships: Barco Brasil 1 in Volvo Ocean Race and Brazilian Soccer Team.

1 – Political and Economic Environment

In 2005 the fundamentals of the export sector of the Brazilian economy continued to show improvement. The trade balance registered a historical record surplus of US$44.8 billion, which resulted, despite the increase in profit and dividend remittances to US$13.4 billion, in a current account surplus in the equivalent of 1.8% of GDP. The level of foreign reserves rose to US$ 53.8 billion, the highest level posted since 1998; IMF debt of US$15.5 billion was paid earlier than scheduled and foreign debt reduced by US$ 34 billion, while the domestic securities debt indexed to foreign exchange rates was paid off. These efforts enhanced all foreign solvency indicators, which strengthened the downward trend in the Brazil risk premium throughout the year, to 303 bps at year end, 1 bps higher than the lowest risk level registered by Brazil since this indicator first started to be measured.

Due to the improvement in the foreign solvency rate and ongoing decline in the risk premium, the foreign exchange rate continued to steadily drop, with the US dollar depreciating in relation to the Brazilian real. In 2005, Brazil’s currency registered a nominal appreciation of 17.1% - annual average versus last year’s average. The face value appreciation of the Brazilian real was one of the factors that contributed to achieving the inflation target in 2005. Inflation according to the IPCA (Expanded Consumer Price Index) of 5.7% in 2005, the lowest since 1998, was slightly higher than the 5.1% Central Bank target, but well within the tolerance bracket.

The second reason why the inflation rate (based on the IPCA) remained within the tolerance brackets established by Central Bank was the rise in interest rate in 2005. During the year, the Central Bank of Brazil raised the SELIC rate (Special Settlement and Custody System) to 19.75% in August, from 18.25% in January, and then reduced it to 18.0% in December. As a result, the accumulated nominal rate registered in the year was 19.0%, or 12.6% in real terms. It should be mentioned, on the other hand, that this increase in real interest rate also reduced economic activity, particularly in the second half of the year. Because of this, the growth rate for the Brazilian GDP should be 2.0% for 2005.

Worldwide Mobile Phone Market

The worldwide mobile phone market grew 21.0% and 25.3% in 2003 and 2004, respectively.
Similar growth of around 24% is estimated for 2005. In 2005, total number of cell phone users worldwide exceeded the two billion mark.
The penetration of mobile phones worldwide is expected to have reached 29% in 2005, up five percentage points over 2004.
Prepaid plans continue to be the driving force behind the growing number of users in several areas around the world, the only exception being North America and Europe, where prepaid subscribers account for 96% of new telephone line additions. In 2005, 62% of cell phone users were prepaid plan subscribers.
It is estimated also that 26% of worldwide mobile service users are lines used by companies.
Some 77.3% of the lines in the world use GSM technology, 15.3% CDMA technology and 7.4% use other technologies. As far as third generation technologies are concerned (3G), W-CDMA (UMTS) has 49 million subscribers while the 1xEV-DO technology has 26 million subscribers.
Brazil is the fifth country among the nations with the largest number of cell phones, and its 20 million user market growth rate in 2005 was also one of the highest in the world, surpassed only by China (76 million), Russia (61 million) and India (28 million). China closed 2005 with 400 million cell phones (31.8 mobiles/100 inhab.), Russia with 125 million (86.6 mobiles/100 inhab.) and India with 76 million (7.0 mobiles/100 inhab.).
Following the same trend of the previous year, in 2005 the markets of China, Russia, India, Brazil and United States were leaders in terms of new subscribers. Pakistan, Colombia, Nigeria and Egypt were the countries that reported the highest mobile phone percentage growth.

Mobile Phone Market in Brazil
2005 was characterized by strong expansion in the Brazilian mobile business triggered mainly by strong competitive pressure among operators, which lowered the entry level prices and the service prices. The year closed with a total 86.2 million lines, reporting 31.4% growth in the year.

Expectations point to a slight slowdown in the growth of the customer base of the mobile business in 2006, due mainly to high mobile penetration and operator concern in improving business profitability.

VIVO maintained its leadership position on the Brazilian mobile market, with a 34.5% market share at the end of the year.

Net additions in 2005 totaled 20.6 million, up 7.3% on net additions registered in 2004. The last quarter of the year reported the highest volume of net additions in the year, totaling 6.2 million new lines, down 16.6% when compared to the last quarter of 2004.

Due to the strong growth of the customer base in 2005, mobile penetration reached 46.6%, which is higher than in 2004 by 10 percentage points. Consequently, mobile penetration was 24 percentage points higher than that registered by fixed telephones in Brazil of 22% at the end of 2005.

Data services usage also rose in Brazil in 2005. Revenues produced in Brazil from data transmission accounted for 4.4% of ARPU in third quarter 2004, but had climbed to 5.8% in third quarter 2005. As was the case in developed markets like Europe and some Asian countries, demand for data services is expected to continue to grow significantly during 2006. This growth may be spurred by the diversity of solutions and service applications provided by the use of data services through the cellular phone.

Regulatory Environment

2005 was marked by intensified fiscal control actions by Anatel and the issue of Public Inquiries proposing changes in the regulations, especially focused on the protection of consumer rights.

Stricter fiscal control actions by Anatel caused an increase in the number of administrative proceedings filed against cell phone operators, especially in view of the quality of services rendered. These proceedings could result in the application of sanctions on the respective operators.

One of the most important Public Inquiries was No. 642, which proposed changes in SMP (public mobile service) regulations.  January 16, 2006 was the deadline for any opinions to be voiced thereon. In this document, Anatel addresses points of vital importance to the cell phone business such as: compulsory assistance presence per serviced municipality, extension of prepaid card validity; extended period before blocking use of phone of defaulting users and abolishment of the service plan grace periods.

Among the resolutions published by Anatel in 2005, most noteworthy are No. 410, which provides the new general interconnection regulations, and No. 408, which upheld the partial Bill and Keep rule on payment for use of networks among SMP operators.

2005 also featured the beginning of free negotiations of the price for use of mobile networks (VU-M), until the pricing-at-cost model is implemented. A temporary agreement was signed among local fixed telephone operators and mobile operators to ensure a 4.5% price adjustment, pending a decision by Anatel on requests for arbitration relative to VU-M prices.

2 – Marketing Strategy

The mobile telephony industry in Brazil is starting to reach a saturation point, with the higher social classes registering very high levels of penetration.  In these circumstances, the market value starts to steadily become centered on the bases of the operators themselves, increasing the competition for value-added customers.  At year end the first signs of the slowing down of the business appeared and caused operators to seek to maximize the creation of value.  We believe that this could lead, more and more, to improved results in the industry.

In this context, VIVO based its 2005 strategy on two fundamental principles:

  To maintain its market leadership;

  To grow with profitability in order to maximize EBITDA (earnings before interest, taxes, depreciation and amortization) and its margin.

These principles were translated into a marketing strategy made up of great “macro actions”, which were put into effect throughout 2005 and expected to be continued in 2006:

    To Deliver Basic Service with Quality Leadership, adjusting the company´s framework and optimizing key processes such as call center customer service and public stores;
    Aggressive Customer Loyalty Programs in order to reduce the churn rate (number of disconnected customers from the customer base in relation to the average number of active subscribers) through structured and focused actions by allocating funds according to profitability and returns;
    Selective Growth in segments and regions with higher value-creation potential;
    Ensure profitability of the current customer base as well as of new customers captured during the year by implementing actions that stimulate use of services (especially recharging of prepaid cards), improving segmented management and adjusting the cost of servicing to the value of each segment;
    Build/Communicate Brand Differential by exploiting the competitive edge of its coverage and technological advantages of the CDMA (3G - EVDO), translating into innovative services and more modern handsets; and
    Change brand value perception by exploiting simple attributes recognized by customers and a commitment to deliver quality and satisfactory customer services (establish credibility and trust).

Plans and Campaigns

The retail campaigns in 2005 were aimed at selective growth, particularly in the postpaid plan and other segments with potential for greater value generation, in order to improve price perception and enhance market leadership.

Among the benefits granted in promotions this year, VIVO tried to create offers that were both attractive and also encouraged consumer habits in customers, by offering more incentives to those holding more profitable postpaid plans (by giving discounts to handsets), monthly card recharging to prepaid subscribers and timely payments to postpaid plan subscribers.

The principal benefits included: intranet traffic (local and long distance using CSP – Long distance carrier selector code - 15), data services (SMS and MMS), reduced off-peak rates; selected handset price reductions (postpaid plan promotions that offered escalating discounts according to higher service plan value to boost growth of the high potential segment), among others.

In all VIVO’s acquisition campaigns, a special focus was placed on the value attributed to the current customer base, and all customers were given the chance of taking part in all of the campaigns by changing their handsets and keeping their former numbers, which ensured customer loyalty and higher profitability rates, as described above.

VIVO also engaged in segmented actions that centered on the Youth and High Potential segments. The campaign designed for the Youth segment was “Vivo in Colleges”, a project that was conducted in 100 of the largest and best universities in Brazil. It was aimed at bringing VIVO closer to college students, but this time by “invading their world”, and made possible a greater bridging of the gap and helped them identify more with the VIVO brand. In all, some 700,000 students participated in this project.

Another highlight was a marketing drive involving partners that speak the language of young people. The most important of these was the partnership formed with Terra, Brazil’s largest Internet portal. Direct marketing actions were taken to capture users in this segment.

Focused on the High Potential segment, the most relevant projects were those designed to acquire the postpaid clients of higher value of the competition. These campaigns were undertaken through direct marketing and in the VIVO stores. The promotions of these campaigns were aimed at providing higher benefits to customers who made a commitment to higher monthly disbursements.

Concurrently with the Acquisition Campaigns, VIVO strove to enhance price perception in the market and within its customer base. The plan portfolio was updated in view of the promotions undertaken by new players on the market that posted price discounts and aggressive subsidies as their principal means of leveraging sales. This adjustment was extended to the customer base through a migration of customers to selective plans with the objective of guaranteeing returns and customer loyalty via segmented promotions.  In September, with a view to assuring the loyalty of high value postpaid subscribers, the Vivo Ideal plan was launched, which automatically fitted customers into the 150, 300, 500 and 1000 minute plans according to their consumption.

In addition, in October 2005, VIVO launched a new campaign “Vivo e Você na Copa” (Vivo and You at the World Cup) focused on its current customer base (both prepaid and postpaid plan subscribers), in order to enhance profitability. This campaign offers to take 75 customers with companion to watch Brazil play in the 2006 World Soccer Championship, and will be valid until March 31, 2006.

2005 Acquisition Offers

The year of 2005 started with a summer promotion entitled “Verão em Dobro VIVO” (Double Summer Vivo), which offered the benefit of card recharges and call minute bonuses worth two times more and exclusively to postpaid clients’ long-distance (LD) calls at local charges via CSP 15, to boost intranet and LD traffic.

In March, the campaign “VIVO 15 Super Tarifa” (VIVO 15 Super Rate) addressed to young people, boosted postpaid and prepaid plan additions with an aggressive promotion and strong appeal to price perception through a reduced rate (R$ 0.15/min) on all intranet calls in Brazil, plus a data services sample package.

The campaign “Dia das Mães VIVO” (Mother´s Day Vivo) in May focused on price perception again, with a 50% discount on local and long-distance intranet calls using CSP 15 of Telefônica, in an attempt to reinforce the VIVO Community concept.  A data services sample package (SMS + MMS) was offered in addition to this benefit.  Another campaign introduced at the same period featured “Bom de Papo” (Easy Chatting), packages of 300 minutes (60 minutes free + 240 minutes within the Vivo network) and 600 minutes (120 minutes free + 480 within the Vivo network), designed to attract and ensure loyalty of high-value postpaid customers which were targeted by the competition.

In mid-June, we launched the campaign “Noite dos Namorados” (Valentine’s Evening) to encourage calls during the network’s off-peak period, to reduce idle time by offering reduced rates for voice and data for only R$ 0.10/minute. During the same month, focused on the high potential segment, VIVO launched the promotion “100 minutos por R$1” (a minute-based package for intranet local calls for R$1.00 per month added to the 60, 120, 180, 240, 360, 600 and 900-minute plans). Both offers were designed to improve price perception and the “VIVO Community” concept.

In July, as a result of launching the Father’s Day Campaign, VIVO started off the promotion “Mesada VIVO Pré” (VIVO Prepaid Pocketmoney). It was a simple, attractive, but different kind of promotion in which R$30 were given as bonus for local calls to any operator, coupled with a data services sample package (SMS and MMS).  The promotion was later extended into the months of August and September.

During this same period, VIVO started version two of the Bom de Papo campaigndesigned to attract and ensure the loyalty of high-value postpaid subscribers who continued to be targeted by the competition.

In October, the company again focused its attention on youth, and again used the “VIVO Community” concept under the promotion called “Fale + Por – “ (Speak + For –), whereby local intranet calls had reduced rates (R$0.25/min), plus the benefit of a data services sample package. This again was a simple and competitive offer which also aimed at enhancing price perception.

To close the year, Brazil´s leading mobile telephone company set in motion a pioneering and very attractive offer, which was easily understood by customers. Its purpose was to exploit free use of cell phones through “Natal Bônus Livre” (Christmas Free Bonus) campaign, with a bonus of R$ 40/month (for 6 months) for local calls to any cellular or fixed phone, conditioned upon a monthly card recharge and timely paid postpaid plans, plus a bonus data package (SMS and MMS).

Customer Loyalty Projects

Year 2005 was marked by aggressive attempts to “shield” high-value customers using a Program of Points as the main customer retention tool. Under this program customers accumulate points based on their monthly invoices, and these points can be used in acquiring a new handset.

The Program of Points was at first implemented in VIVO’s own stores, which not only made it easier for customers to exchange handsets but also stepped up the number of handsets exchanged each month. Besides this, in 2005 the implementation of this program was completed in all regions, integrating the program nationwide.   All this effort resulted in an 82% growth in “shielding” our customers in relation to 2004, especially in the third and fourth quarters of 2005.

3 – Business Performance

TCP is the holding company that controls operators Telesp Celular S.A. (“TC”) and Global Telecom S.A. (“GT”), and on April 25, 2003, it acquired a majority stake in the voting capital of the holding company Tele Centro Oeste Celular Participações S.A. (“TCO”). All its subsidiaries are authorized to provide personal communications services (SMP);  TC operates in the state of São Paulo, GT in the states of Paraná and Santa Catarina and TCO in the Federal District and states of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Acre, Rondônia, Roraima, Amapá, Amazonas, Pará and Maranhão.

TC and GT are wholly-owned subsidiaries of TCP, and on December 31, 2005, TCP owned 52.47% of TCO´s share capital, and 90.59% of its voting capital.

Operating Performance

As of December 31, 2005, TCP reported a 14.6% increase in its customer base, totaling 20,201 thousand customers, including those of TCO, and a 45.2% market share, thus maintaining its lead position and proving the effectiveness of its strategy, which was to invest in coverage, innovation and service quality and to maintain a high cost-benefit ratio for customers in a market marked with intense competition.

The figures below show TCP’s operating performance:

The ARPU (average revenue per user) posted in 2005 of R$28.2 was 15.2% lower than that registered in 2004, showing the reduction in the prepaid ARPU, which was due, among other factors, to the drop in outgoing traffic and in the MOU (minutes of use) of this market segment. Total MOU in 2005 was 75.

SAC (subscriber acquisition cost) reached R$146 in 2005, with the increase in relation to 2004 due to increase in commissions and advertising costs, at the same time maintaining efforts to retain customers, especially average and high end customers.

The penetration level in the TCP area in 2005 was 49.3%, indicating that there is still room for market growth.

Infrastructure – Network

In 2005, 1xRTT managed to cover significant new ground. This year, 685 new municipalities within the TCP concession area were provided this new technology, 360 of which are situated in the state of São Paulo via the TC operator; 118 in the states of Paraná and Santa Catarina via GT; and another 207 serviced by TCO (including NBT).

One other relevant fact was that in 2005, CDMA technology was extended to 100% of the municipalities of the state of São Paulo (645 municipalities) serviced by TC. This was only possible due to the extension of coverage to 145 new municipalities during the year, and a roaming agreement signed with CTBC (Companhia Telecomunicações Brasil Central) in another 23 municipalities located outside the TC concession area.

In 2005, 100% of the municipalities that once were provided analog services in the states serviced by TC and TCO are now assured digital coverage.

In the states of Paraná and Santa Catarina one hundred and fifteen new municipalities are now serviced by GT, and fifty by TCO and NBT.

The mobile phone network of TCP, which works on digital TDMA, CDMA and 1xRTT and analog technologies, ended the year covering 62.8% of the municipalities, or 91,3% of the population living in its concession area. The company’s network consisted of: 118 switch centers (including Gateways), 5,630 cell stations and 224 other pieces of equipment.

One other important fact in 2005 was the activation of EV-DO hot spots in the main capital cities and cities within the TCP concession area, including: São Paulo, Brasília, Curitiba, Florianópolis, Campinas, São Bernardo do Campo, Osasco, São José dos Campos, São Caetano do Sul, Campos do Jordão and others.

At the end of the  year, TCP had installed 584 EV-DO carriers in its mobile network, 501 of which were at TC, 40 at GT and 43 at TCO.

Distribution network

On December 31, 2005 TCP owned 201 purchase points, of which 94 were for TC, 38 for GT and 69 for TCO.  A Virtual Shop was available for TC, GT and restricted to the Federal District for TCO.  Orders by phone were available exclusively from TC and GT.  In addition, TCP had an efficient network of authorized dealers – retail and wholesale - comprised of around 5,538 storefronts (49% working exclusively for TCP) that can handle sales of services and handsets (2,384 purchase points in TC, 1,249 in GT and 1,905 in TCO).

There were over 147,585 points of purchase (57,199 in TC, 21,544 in GT and 68,842 in TCO) where customers can recharge prepaid cards. These include operator stores, authorized dealers, lottery shops and physical and virtual card distributors such as small shops, drugstores, newspaper stands, bookstores, bakeries, gas stations, bars and restaurants. Electronic recharging is also available through a number of banks.

Roaming

In October VIVO launched Globalmoto, the first cell phone in Brazil that provides automatic international roaming facilities in more than 170 countries. Even in countries where CDMA technology is not available, customers may continue to use the same handset and number. The new handset is being widely used by corporate customers, whose officers are always traveling abroad.

However, customers who do not own a Globalmoto may also freely access their numbers in over 170 countries, since if CDMA is not available in the country they are visiting, VIVO offers a VIVO no MUNDO VIP (VIVO in the VIP World) kit with a handset that runs on technology used in that particular country, without any additional cost to the customer, who may keep their original numbers.

Today, VIVO postpaid subscribers can use their own handsets in the United States, Canada, Mexico, Puerto Rico, Dominican Republic, Chile, Peru, Argentina, Uruguay, China, South Korea and New Zealand, an amenity that is available in over 2,500 cities.

Also with regard to international roaming, the company decided to maintain a low and simple rate as a means of standing up to competition.

With respect to national roaming, VIVO still has roaming agreements with carriers that operate in other Brazilian states, to provide nationwide service to customers.

Information Systems

In 2005, Information Systems focused on projects aimed at consolidating information systems, developing products and services for personal and corporate markets, and enhancing infrastructure.

All major applications are either currently being consolidated as in the case of billing, front-office, prepaid, data warehouse, accounting and management (among others) or have already been concluded as in the case of mediation, interconnection and co-billing. We have also finished our new Data Processing Center, where the new systems are installed and some of the unconsolidated applications will be migrating to, which is now in a modern, safe and efficient technological environment.

Quality Program

In 2005 we continued to qualify for quality certification for SMP PGMQ indicators (collection, consolidation and sending methods) first extended in August 2003 by the certification bureau BVQI - Bureau Veritas Quality International. This certification meets one of the requirements for migrating to SMP - Personal Mobile Service and is benchmarked through the Personal Mobile Service Quality Indicator Regulations, defined under a resolution issued by Anatel (National Telecommunications Agency).

Good practices undertaken in adjusting to ISO9001:2000 requirements were incorporated into work routines. Compliance with mapped procedures and procedure registers are ensured through internal quality audits that are conducted throughout the entire business.

We directed our actions to focusing on improving those processes that cause a direct impact on the customer’s experience with VIVO. Within this context, all procedures involving sales activities, use of services, billing and customer services, are specifically outlined and undertaken by teams that devote their time specifically to these, based on existing best and most efficient practices.

4 – Customer Services

The scenario in 2005 was marked by stronger competition in the cell phone business, causing increases in promotions and actions to encourage acquisition and ensure customer loyalty and higher profitability. This caused an increase in the number of calls to the Customer Relations Centers (monthly average of 37.2 million calls offered), up 11% over last year’s figure, but in line with the 12.3% increase in the customer base.

To meet this demand, several customer service optimization actions were taken, among which we highlight: customer calls directed to a single number *8486 (*VIVO), a virtual agent (recognition of verbal commands), transfer reduction project (after assessing relevance and adherence to procedures, reduction of layers of customer service and 2nd transfers), implementation of the MDP (Daily Performance Map – On-line Operation Management System), Re-incidence Reduction Project and Relationship Consultants.

Also worthy of mentioning are: expansion of URA (audible response units) to Prepaid Promotion and Registration, increases in the recharge channel *7000, restructuring of Bradesco recharge URAs, and implementation of nationwide recharge URAs via Banco24hs; increases in the number of TAVs (VIVO Self Service Terminals) in our own stores; a National VIVO Portal (www.vivo.com.br) - a content channel comprised of services, information, promotions, e-commerce, reaching almost 5 million hits per month, which makes it one of the sites with most viewers worldwide, and VOL (Vivo Online) -  Web service channel which provided close to 1.5 million services/month.

For handling incidents, VIVO launched a VIVO Customer Portal in early 2005, whose main objective was assessment/solution of the causes of incidents in partnership with other management departments, which has helped reduce the back office reported incidence rate by 15%.

Also during 2005, a national Individual Business Operations nucleus was created, which reports to the Customer Services Department. It controls all actions related to acquisition, profitability, customer retention and loyalty, has an installed infrastructure of 1500 PAs and boasts an average of 2,300,000 outbound contacts/month, as well as a customer retention and loyalty nucleus (Save Team). The Save Team reported an 8.4 percentage point improvement (retention rate in Dec/04 = 76.2%; Dec/05 = 84.6%), due to a gradual replacement of bonus promotions with “shielding” offers (handsets and plans), adding quality to retention and centering all physical operations in SP, which contributed towards implementing a management system consistent with corporate objectives.

The creation of the National Corporate Customer Division and unification of back office operations, customer relations, retention, CRI, Data and Critical Missions in a single site has boosted results in the corporate channel.

To guarantee the continuity and quality of customer services during the migration of the billing and front office systems was another challenge we overcame in 2005. This experience will help to handle the migrations we expect to take place in 2006.

This set of actions has enabled us to follow our customer-focused strategy, which is strongly based on a corporate culture that respects consumers, and to make headway not only in quantitative terms but also in qualitative terms, as indicated by the Quality URAs - on-line electronic measures of customer satisfaction with services and satisfaction surveys developed by a specialized company, Indicator GFK, according to which TCP’s customer treatment scored 8.3 in the last two months of 2005.

It should be mentioned that in 2005, VIVO earned a place of distinction on being granted several prizes: “Consumidor Moderno de Excelência em Serviços ao Cliente” (Modern Consumer for Customer Service Excellence) – Category: National Mobile Telephony; “Padrão de Qualidade B2B” (Quality Standard in B2B) – Category: Best Developed Convergence Environment; and for the third successive year it received honorable mention in a survey on “Empresas que mais respeitam o Consumidor” (Companies that respect Consumers the Most) – Category: Mobile Telephony Services – Ed. Padrão.

5 – Economic and Financial Performance

Em R$ milhões	2005	2004	Var.(%)
Net operating revenue	7,473.2	7,341.0	1.8%
Operating costs and expenses	6,986.5	6,026.4	15.9%
EBITDA	2,039.1	2,588.9	-21.2%
Loss for the Year	(909.2)	(490.1)	85.5%
Loans and financing	5,193.0	4,963.2	4.6%

Operating Revenue

The net operating revenue of TCP increased by 1.8%, totaling R$ 7,473.2 million in 2005 against R$ 7,341.0 million in 2004, due to the 3.2% increase in the net revenue from services, partially offset by the 5.4% drop in the revenue from sales of handsets and accessories.

The net operating revenue from services increased by 3.1%, totaling R$ 6,361.0 million in 2005, against R$ 6,165.6 in 2004. Such increase reflects the growth in the average customer base and traffic, offer of new data services.  Changes in the customer mix should also be considered, with increased participation of prepaid customers and the impact of “right planning” targeted loyalty plans.

The net operating revenue from sales of products in 2005 was R$ 1,112.2 million, a 5.7% reduction in relation to 2004, which recorded R$ 1,175.4 million. Such reduction is related to the number of handsets sold, as well as the effects of better commercial agreements with suppliers.

Operating Costs and Expenses

The operating costs increased by 15.9%, totaling R$ 6,986.5 million in 2005, mainly due to the increase in selling expenses and to the intense competitive activity during the period.

EBITDA

The EBITDA was R$ 2,039.1 million, 21.2% lower than in 2004, due to the strong commercial activity in the year. The 27.3% margin on the net operating revenue was 8.0 percentage points lower than the margin recorded for 2004.

EBITDA is calculated as follows:

R$ million

Operating Income (*)	(431.0)
Financial Income (*)	917.6
Depreciation and Amortization (**)	1,552.5
2,039.1

(*) See Income Statement
(**) See Statement of Changes in Financial Position

Loss for the Current Year

The consolidated loss recorded for 2005 was R$909.2 million.

VALUE ADDED STATEMENT
Fiscal year ended December 31, 2005
CONSOLIDATED
1. REVENUES	8,781.1
2. OUTSOURCED RAW MATERIALS	(3,656.9)
3. GROSS VALUE ADDED (1-2)	5,124.2
4. WITHHOLDINGS
Depreciation and amortization	(1,552.5)
5. NET VALUE ADDED PRODUCED (3-4)	3,571.7
6. VALUE ADDED RECEIVED BY TRANSFER
Financial Revenues	565.7
7. TOTAL VALUE ADDED TO BE DISTRIBUTED (5+6)	4,137.4

VALUE ADDED DISTRIBUTION
. Labor, payroll charges and benefits (-INSS)	361.7	8.74%
. Taxes, charges and contributions (+INSS)	2,734.1	66.08%
. Interests and rentals	1,950.9	47.15%
. Distribution to Shareholders	(50.4)	-1.22%
. Retained losses	(858.9)	-20.76%

Loans and Financing

At the end of 2005, the Company´s debt was R$ 5,193.0 million (R$ 4,963.2 million at the end of 2004), of which 62% was denominated in foreign currency and entirely protected by derivative transactions.

The indebtedness recorded as of December 31, 2005 was offset by cash and financial investments (R$ 1,022.1 million) and by derivative assets and liabilities (R$ 310.1 million in net liabilities), resulting in net debt of R$ 4,481.0 million (R$ 3,809.2 million at December 31, 2004).

6 – Investments – CAPEX (Capital Expenditures)

The Company continued with its projects for improvement and expansion of the capacity of services rendered, increase of the CDMA 1XRTT network in substitution of the TDMA network in TCO, evolution and expansion of the covered area of 1XRTT in GT, expansion of own transmission routes, systems centralization and integration (invoicing, collection and CRM, among others), development of new data transmission services and opening and renovation of sales points, recording a total investment of R$ 1,557.7 million during the year.

7 – Capital Markets

The São Paulo Stock Exchange index – Ibovespa posted 33,436 at year end. In 2005, the Ibovespa increased by 27.7%, while the Dow Jones Industrial Average (DJIA) dropped by 0.6%. The average daily volume of transactions traded on the São Paulo Stock Exchange – Bovespa in 2005 was R$ 1,610.8 million, a 31.9% increase in relation to 2004.

TCP shares started being traded on the São Paulo Stock Exchange – BOVESPA on September 21, 1998, under the symbols TSPP3 (common shares – ON) and TSPP4 (preferred shares – PN) and on the New York Stock Exchange – NYSE on November 16, 1998 under the symbol TCP (American Depositary Receipts – ADRs).

The market price of the registered common shares – ON and of the registered preferred shares – PN was, respectively, R$ 8.49 and R$ 8.85, at the trading session of 12/30/2005. In 2005, TCP shares recorded a daily average trading volume of R$ 396.48 thousand for ON shares and R$ 12,494.84 thousand for PN shares on the São Paulo Stock Exchange.

On the NYSE, the ADRs were traded at year end for the price of US$ 3.78, with a total of 157,063,941 ADRs outstanding. A total of 347.4 million ADRs were traded in 2005, representing a daily average amount of US$ 6.46 million.

Per share	2005	2004**
Loss (R$)	(1.35)	(0.99)
Equity Value (R$)	6.06	6.20
ADR Prices in US$	3.78	6.74
Preferred Share Prices (R$)*	8.85	7.19
Common Share Prices (R$)*	8.49	5.00

(*)Closing price in Bovespa’s last trading session of the year
(**) Change due to reverse stock split

The Company’s Capital Stock in December 2005 was R$ 6,670,152,498.26, represented by  250,457,704 common shares and 411,866,638 preferred shares.

Corporate Restructuring

In accordance with CVM Instructions Nos. 319/99 and 358/02, the managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) announced that on December 4, 2005, their respective Boards of Directors approved a proposal for reorganization to be submitted to the companies’ shareholders. This corporate reorganization involved the merger of shares of TCO to convert it into a wholly owned subsidiary of TCP, as well as the merger of the companies TSD, TLE and CRTPart into TCP, in accordance with the terms and conditions found in the publication of such Relevant Fact of the same date.

The managements of TCP, TCO, TSD, TLE and CRTPart believe that reorganizing the company and thereby concentrating all shareholders of the companies in a single publicly held company will simplify the current corporate framework, thereby reducing costs and increasing shareholder value, permitting shareholders to hold interests in a company with greater liquidity in both domestic and foreign stock exchanges, facilitating the unification, standardization and streamlining of the TCP, TCO, TSD, TLE and CRTPar businesses, and enabling the better use of the synergies among the companies, which, directly or via their respective operators they control, already operate under the “VIVO” brand.  More information may be obtained on our site at www.vivo.com.br/ri.

Issue of TCP Debentures

On May 1, 2005, TCP issued two series of debentures with a total principal of R$1.0 billion, both of which will mature in May 2015. The first series, amounting to R$200,000 million, will earn interest at the equivalent of 103.3% of the average one-day interbank deposits rate (DI – Extra group one-day Interbank Deposits) paid semi-annually, and will be subject to renegotiation in May 2009. The second series, in the total amount of R$ 800 million, will earn interest at the equivalent of 104.2% of the average one-day interbank deposits rate, paid semi-annually, and will be subject to renegotiation in May 2010. The funding obtained from the issue of debentures was used to pay down short-term debt.

Reverse stock split and change in ADR ratio

On May 4, 2005 TCP completed a reverse stock split and grouped every block of 2,500 common and preferred shares into one common or preferred share, respectively. TCP also changed the ratio of its ADSs to preferred shares, and each ADS now represents one preferred share. After shares were grouped, TCP shares started to be traded on the São Paulo Stock Exchange based on the price of one share instead of on the price of a one thousand-share block.

The purpose of the reverse stock split was to reduce management and operating costs as regards both the Company and its Shareholders; enhance efficiency of registers and control systems and disclosure of information; attribute greater visibility to the prices of shares representing the Company’s share capital on the market by starting to trade in Reais (R$) per share, also responding to a Bovespa initiative in this regard; and reduce chances of information and communication errors, thus improving services to Company shareholders.

Capital Increase

On July 29, 2005, the Board of Directors of TCP approved a capital increase and issued a total 29,298,932 new common shares at the issue price of R$ 8.28 pursuant to preemptive rights.

The issue price was 90% of the weighted average of the closing prices on the São Paulo Stock Exchange in the 30 trading sessions held between May 16, 2005 and June 27, 2005. The right to exercise preemptive rights was then granted to all shareholders between June 29, 2005 and July 28, 2005.

This capital increase enabled Brasilcel, as the controlling shareholder of TCP, to capitalize part of the tax benefit related to the goodwill generated in the acquisition of the company. CVM regulations permit buyers of publicly held companies to capitalize tax benefits derived from amortization of goodwill generated in company acquisitions, provided preemptive rights related to such capital increase are extended to the other shareholders of the publicly held company. The tax benefits capitalized by Brasilcel in July 2005 relative to TCP included R$120,850,877 in tax benefits for the fiscal year ending on December 31, 2004 and R$121,744,279 for fiscal years 2002 and 2003.

Ownership structure in December 2005:

8 – Corporate Governance

Investor Relations

TCP works with the constant purpose of improving its corporate governance practices, promoting professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company’s operations, meetings were conducted along the year 2005 with analysts and investors, as well as several other events. Further, TCP keeps information and communication channels available by telephone, e-mail and website (www.vivo.com.br/ri), containing updated information about the company’s operations.

Sarbanes-Oxley

This law applies to companies that trade securities on the US market. To this effect, the company has been taking the necessary actions in order to comply with its requirements.

Code of Ethics

By adopting the Code of Ethics, the Company aims at enforcing the compliance with laws, regulations and other applicable rules with honest, accurate and ethical conduct. Said code applies to all managers (President, Vice-Presidents and Management) and/or persons exercising similar duties in the Company.

In accordance with the Code, VIVO executives are committed to accomplish the directives of their superiors, the rules, policies, directives and the applicable laws and to cause the employees reporting to them to fulfill the same, undertaking to provide the necessary clarifications and communications, whenever necessary.

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set forth by the Board of Directors of TCP in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication of the relevant information itself, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

The Disclosure Committee reports directly to the CEO and to the CFO and comprises one coordinator and 10 members (representing the Investor Relations, Controls, Corporate Communication, Accounting, Financial, Mergers & Acquisitions, Communication and Publicity and Compliance Officers, as well as the General Secretary and the Legal Officer), and has the duty of evaluating the need to outsource services (such as auditors, legal counsels and other independent consultants), in order to warrant adequate support to the disclosure process.

Audit and Control Committee

The Audit and Control Committee is a collegial body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Bylaws of the Company.

Board of Directors

The Board of Directors of TCP is made up of 9 members. The directors are elected for three-year terms of office by the General Meeting of Shareholders, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position, and three of its members are independent directors within the meaning of the Sarbanes-Oxley Law.

Statutory Board of Auditors

The Statutory Board of Auditors (Conselho Fiscal) comprises three effective members and three deputy members elected by the General Meeting of Shareholders for a one-year term of office. The Statutory Board of Auditors has a non-permanent nature, being installed upon request of the shareholders, holds regular meetings once in every quarter and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Board of Auditors.

Board of Executive Officers

The Company has 8 Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of chief executive officer, executive vice president of Operations, executive vice president of Finance, Planning and Control, executive vice president of Marketing and Innovation, vice president of Technology and Networks, vice president of Compliance and Corporate Relations, vice president of IT, Product and Services Engineering, and vice president of Customers. An executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

VIVO has entered into agreements with the Federal University of Rio Grande do Sul State – UFRGS. Such agreements allow VIVO laboratories to be created at the university premises, wherein new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. In addition, said agreements make the relationship between VIVO and the Brazilian society closer.
Another agreement was entered into in the end of 2004 with the CPqD, a Research and Development Center in Campinas, São Paulo, for evaluation and study of new technologies.

10 – Human Resources

The company believes that people are the great differentiating factor in the development of its strategies and achieving differentiated results.

Talent Attraction and Retention

Marked by a significant appeal, the company is holding its 4th Trainees Program, which allows potential young workers to become acquainted with the main areas of activity of the company. In order to retain talent, actions have been carried out such as the Coaching Program, which is implemented with a group of executives/key position employees of the organization towards developing organizational and personnel management competencies, and programs for international training of key workers of the company made possible by the technical-cultural integration between the two shareholder groups – Portugal Telecom and Telefónica Móviles. The achievement of new performance levels is shared by means of variable compensation and profit-sharing programs, which totaled about R$ 52.2 million in 2005 for all the companies operating under “VIVO” brand with respect to fiscal year 2004.

Professional Qualification and Development

The highly competitive market and the need to maintain leadership have continued to demand efforts and investments from the company in continuously developing its professionals, with some R$ 7.4 million having been invested by VIVO companies in 2005. This was one of the most significant factors that contributed to the increased competitiveness of VIVO companies.

Vivo was awarded the ADVB 2005 Top of HR prize for its program VIVO APRENDENDO – INICIATIVA PARA AVALIAR, DETERMINAÇÃO PARA CRESCER (VIVO LEARNING – INITIATIVE FOR EVALUATING, DETERMINATION FOR GROWING), which program reflects innovation and use of technology in the management of our human resources.

In-company Environment

Special attention has been devoted to the organizational environment, as it became evident with the creation of the Endomarketing area, which has the mission of strategically unifying and consolidating internal communication and internal marketing actions through corporate campaigns, intranet, Conexão RH (a human resources portal for employees) and others.

In light of the diversity of workers of the company, the focus was placed on the search for a communications strategy, on the basis of carefully and specially prepared diagnoses, with due regard to regional contributions in the formation of the VIVO’s Culture.

Actions towards reinforcing corporate culture are designed to consolidate the company’s image as a large plural community. Internal integration is a key factor for achieving such goal and, therefore, several events have been held involving workers of different levels.

Workers are also asked to answer questions in connection with an internal atmosphere study, which is a powerful communication tool in which they freely voice their opinion about labor relations and in-company environment. The action plan arising out of the research started being gradually applied throughout 2004, as a step forward in the joint work between the top management and the labor staff in the search for excellence and leadership.

Labor Staff

The total labor count in the end of 2005 was 4,199, against 4,217 in December 2004. Such reduction was mainly due to the centralization of some activities and optimization of the company’s processes.

The distribution per activity is as follows:

Area of Activity	2005	2004	% var
Technical and Operations	1036	948	9.3%
Marketing and Sales	1801	1941	(7.2%)
Customer Assistance	575	542	6.1%
Financial and Administrative Support	787	786	0.1%
TOTAL	4199	4217	(0.4%)

Adhesion to the Private Pension Plans represented 60.3% of the total labor count, which means 2,534 workers (Dec/2005).

11 – Environmental Responsibility

Environmental Management began to take the shape of a project planning and preparation department in late 2004, when it was transferred to the Regulations and Foreign Affairs Board. Its mission is “to transform VIVO into a model of an environmentally responsible company with a view to creating a competitive edge for the company”.

To achieve this, it follows three major guidelines:

VIVO’s Impact on the Environment

  Policies and Procedures – to foster the commitment to develop and implement a policy and procedures designed to minimize risks and heighten awareness of the public involved;
  Waste Management – to create tools to evaluate waste stemming from company operations and to establish the most adequate form of waste collection and disposal, as well as actions to minimize waste production.

VIVO’s Contribution to the Environment

  Environmental Education – to implement internal and external campaigns and events aimed at heightening environmental awareness of employees, customers, community members and shareholders. To develop creativity and environmental management to become a competitive advantage for the company.

Commitment with the Community and Government

  Electromagnetic emissions – to educate and inform the community and to take part in discussions on legal aspects related to the business with the regulatory authorities, as well as to create tools for updating technical research on such emissions, and for compliance with Anatel Resolution No. 303.

A Look Back at 2005:

Among the main actions undertaken by the Company, we highlight:

  Collection of cell phone batteries at stores with a view to fostering awareness among users on how this collection is important in preserving the environment. Radio Base station batteries were also recycled and the proceeds donated to Instituto VIVO to invest in socio-environmental projects. Along these same lines, selective collection of recyclable waste products was organized at the administrative buildings and then sold by the company, with the proceeds therefrom being donated to socio-environmental institutions and projects.
  Through its Environment Management, VIVO has sought to integrate all its in-house departments on environmental issues, and also to apply and extend its environment programs across the country. With this in mind, in June it launched Environment Week, a campaign entitled “I Semana Meio Ambiente VIVO – Gestão Ambiental no Mundo dos Negócios” (Vivo Environment Week – Environment Management in the Business World), which aimed precisely at this objective.  This week will henceforth be included in the company’s internal campaigns and actions agenda. Education and Environmental Marketing are the key instruments in this effort, which also has the cooperation of the different departments and personnel of regional branch offices.
  Lectures for the communities and a commitment by the company to environmental authorities that it would become involved in electromagnetic emission issues. A survey was also conducted on cooling gases in 2005, and in 2006 GMA will be instructing the departments in charge by distributing brochures and directing them on how to register with IBAMA (Brazil´s Environmental Authority).

12 – Awards

In 2005, the Company was granted several awards, among the most notable of which were:

  3rd Environmental Benchmarking –  Global Telecom S/A - VIVO PR/SC was awarded 3rd place in the case ”Transforming Life with Art” – a selective garbage collection and internal environmental educational program for poor children and refreshing courses for public school teachers.

  Valor Social Prize – VIVO won the prize in the Respect for the Environment category nationwide, with the case "Waste Management Program", elected the best by popular vote.

  Vivo Localiza garnered the prize for most innovative service offered by InfoExame magazine.

  Caboré Prize – VIVO is elected the Advertiser of the Year.

  Top de Marketing ADVB – VIVO received a prize for Vivo Encontra (VIVO Finds) and Gisele Bündchen projects.

  Consumidor Moderno – VIVO is given an award by Consumidor Moderno (Modern Consumer) magazine for quality customer services.

  Top RH ADVB – Prize for the Vivo Aprendendo (Vivo Learning) program, implemented by VIVO’s Human Resources Department.

13 – Independent Audit

The policy of Telesp Celular Participações S.A. towards its independent auditors with respect to the rendering of services not related to external audit is based on principles that protect the auditor’s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his client.

In fiscal year 2005, Telesp Celular Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by an independent staff in relation to the group in charge of the external audit work. Decision making about the adopted procedures was established by the company’s Management.

Policies and procedures:

The Company’s and its controlled companies’ policies prohibit their independent auditors from being retained to render services that entail conflicts of interest or loss of objectivity. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2006 will maintain the growth trend started in 2004, stimulated by the increase in employment level and internal demand and by the world economy growth.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Strong competition is expected for 2006, as a consequence of consolidation of the current competitors, continuation of the focus on the data business, aiming at increasing the ARPU, searching for synergies and scale economies and customer retention and loyalty campaigns and actions.

Within this context, the Company intends to maintain a leadership position on the Brazilian market, stimulating growth, attempting to provide differentiated services through the constant development of new technologies and integrated solutions, minimizing the effects of strong competition through excellence of services and leadership in price, coverage area and innovation, in addition to offering high quality services and products designed to meet and exceed our customers’ expectations.

15 – Acknowledgements

The management of Telesp Celular Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

BOARD OF DIRECTORS

Fernando Xavier Ferreira - Chairman
Carlos Manuel de Lucena e Vasconcelos Cruz - Vice-Chairman
Felix Pablo Ivorra Cano
Shakhaf Wine
Ignacio Aller Mallo
Luis Paulo Reis Cocco
Antonio Gonçalves de Oliveira
Luiz Kaufmann
Henri Philippe Reichstul

STATUTORY AUDIT COUNCIL

EFFECTIVE MEMBERS                                               DEPUTY MEMBERS
NELSON JIMENES                                                      JOÃO BOTELHO
Preferred Shareholders’ Representative                           Preferred Shareholders’ Representative
EVANDRO LUIS PIPPI KRUEL                                  FABIANA FAÉ VICENTE RODRIGUES
NORAIR FERREIRA DO CARMO                              WOLNEY Q.SCHULLER CARVALHO

EXECUTIVE OFFICERS’ COMMITTEE

ROBERTO OLIVEIRA DE LIMA
Chief Executive Officer

PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President for Finance, Planning, Control and Investor Relations.

PAULO CESAR PEREIRA TEIXEIRA
Executive Vice-President for Operations

LUIS FILIPE SARAIVA CASTEL-BRANCO DE AVELAR
Executive Vice-President for Marketing and Innovation and
Executive Vice-President for IT and Services and Products Engineering

JAVIER RODRÍGUEZ GARCÍA
Vice-President for Technology and Networks

JOSÉ CARLOS DE LA ROSA GUARDIOLA
Vice-President for Compliance and Corporate Regulations

GUILHERME PORTELA SANTOS
Vice-President for Customers

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
ASSETS	12.31.05	12.31.04	12.31.05	12.31.04

CURRENT ASSETS
Cash and banks	326	1,231	117,993	111,326
Temporary cash investments	-	93,191	904,153	1,069,532
Trade accounts receivable, net	-	-	1,775,409	1,483,819
Inventories	-	-	258,755	455,312
Advances to suppliers	-	-	18,273	52,878
Interest on shareholders' equity and dividends	64,148	532,834	-	-
Deferred and recoverable taxes	13,400	118,824	949,115	871,281
Prepaid expenses	807	1,301	187,276	157,235
Derivative contracts	2,777	-	300,662	7,804
Other current assets	14,706	18,052	116,466	154,164
	96,164	765,433	4,628,102	4,363,351

NONCURRENT ASSETS
Recoverable taxes	370,026	211,481	1,352,773	297,804
Deferred income tax	-	-	-	1,099,357
Derivative contracts	1,115	-	5,354	385,296
Prepaid expenses	3,337	1,308	25,030	36,119
Other noncurrent assets	1,945	1,947	54,554	74,177
	376,423	214,736	1,437,711	1,892,753

PERMANENT ASSETS
Investments	7,140,076	7,524,778	1,550,211	2,056,427
Property, plant and equipment, net	231	553	5,993,409	5,603,003
Deferred assets, net	-	-	177,300	223,865
	7,140,307	7,525,331	7,720,920	7,883,295

TOTAL ASSETS	7,612,894	8,505,500	13,786,733	14,139,399

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12.31.05	12.31.04	12.31.05	12.31.04

CURRENT LIABILITIES
Payroll and related accruals	1,032	1,136	105,106	104,327
Suppliers and trade accounts payable	24,934	16,418	1,536,277	1,692,532
Taxes payable	7,690	5,471	403,210	343,367
Loans and financing	1,066,051	1,909,640	1,546,935	2,896,102
Interest on shareholders' equity and dividends	-	-	51,771	82,281
Reserve for contingencies	66,946	58,987	170,988	124,296
Derivative contracts	211,456	169,118	321,686	266,200
Other liabilities	22,774	20,997	215,285	134,695
	1,400,883	2,181,767	4,351,258	5,643,800

NONCURRENT LIABILITIES
Loans and financing	2,065,778	1,293,647	3,646,102	2,067,071
Reserve for contingencies	260	-	207,637	195,434
Taxes payable	-	-	169,578	189,341
Derivative contracts	130,632	122,611	294,416	153,835
Other liabilities	-	-	44,086	39,393
	2,196,670	1,416,258	4,361,819	2,645,074

ADVANCE FOR FUTURE CAPITAL INCREASE	-	1,999,942	-	1,999,942

MINORITY INTEREST	-	-	1,058,189	942,924

SHAREHOLDERS' EQUITY
Capital stock	6,670,152	4,373,661	6,670,152	4,373,661
Capital reserve	793,396	1,089,879	793,396	1,089,879
Accumulated deficit	(3,448,359)	(2,556,159)	(3,448,359)	(2,556,159)
	4,015,189	2,907,381	4,015,189	2,907,381

FUNDS FOR CAPITALIZATION	152	152	278	278

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,612,894	8,505,500	13,786,733	14,139,399

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF LOSS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais, except for per share amounts)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	8,269,362	7,802,257
Sale of handsets and accessories	-	-	1,985,514	1,953,366
	-	-	10,254,876	9,755,623
Deductions from gross revenue	-	-	(2,781,810)	(2,414,596)

NET OPERATING REVENUE	-	-	7,473,066	7,341,027
Cost of services provided	-	-	(1,770,477)	(1,591,757)
Cost of goods sold	-	-	(1,587,028)	(1,734,445)

GROSS PROFIT	-	-	4,115,561	4,014,825

OPERATING INCOME (EXPENSES)
Selling expenses	-	-	(2,626,546)	(1,909,311)
General and administrative expenses	(8,454)	(8,165)	(659,355)	(620,591)
Other operating expenses	(340,288)	(218,882)	(625,228)	(410,809)
Other operating income	9,631	5,031	282,204	240,910
Equity	49,526	460,077	-	-
	(289,585)	238,061	(3,628,925)	(2,699,801)

OPERATING INCOME (LOSS) BEFORE FINANCIAL
INCOME (EXPENSE)	(289,585)	238,061	486,636	1,315,024
Financial expenses	(804,286)	(1,062,151)	(1,630,232)	(1,716,367)
Paid interest on shareholders' equity	-	-	(24,281)	(39,838)
Financial income	218,884	330,457	712,618	620,965
Received interest on shareholders' equity	75,468	316,230	-	-

OPERATING INCOME (LOSS)	(799,519)	(177,403)	(455,259)	179,784
Nonoperating income (expenses), net	(17,213)	3,489	(65,318)	(51,184)

PROFIT (LOSS) BEFORE INCOME TAXES AND
MINORITY INTEREST	(816,732)	(173,914)	(520,577)	128,600
Income and social contribution taxes	-	-	(246,066)	(327,060)
Minority interest	-	-	(166,884)	(331,522)

LOSS BEFORE REVERSAL OF INTEREST ON	(816,732)	(173,914)	(933,527)	(529,982)
SHAREHOLDERS' EQUITY
Reversal of interest on shareholders' equity	(75,468)	(316,230)	24,281	39,838

LOSS FOR THE YEAR	(892,200)	(490,144)	(909,246)	(490,144)

LOSS PER THOUSAND SHARES - R$	(1,347,07)	(0,42)

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

		Capital reserve
		Special
	Capital	goodwill	Share	Accumulated
	stock	reserve	premium	deficit	Total

BALANCES AT DECEMBER 31, 2003	4,373,661	990,169	99,710	(2,070,379)	3,393,161

Unclaimed dividends	-	-	-	4,364	4,364
Loss for the year	-	-	-	(490,144)	(490,144)

BALANCES AT DECEMBER 31, 2004	4,373,661	990,169	99,710	(2,556,159)	2,907,381

Capital increase - Special Meeting of January 7, 2005	2,053,896	(53,896)	-	-	2,000,000
Capital increase - Special Meeting of July 31, 2005	242,595	(242,595)	-	-	-
Regulate amount	-	-	8	-	8
Loss for the year	-	-	-	(892,200)	(892,200)

BALANCES AT DECEMBER 31, 2005	6,670,152	693,678	99,718	(3,448,359)	4,015,189

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.05	12.31.04	12.31.05	12.31.04

SOURCES OF FUNDS
From operating (see below)	-	-	971,625	1,308,567
From shareholders:
Capital increase	58	-	58	-
Advances for future capital increases	-	1,999,942	-	1,999,942
Reserves	8	-	8	-

From third parties:
Loans and financing	1,384,038	894,094	2,288,542	1,240,563
Transfer from noncurrent to current assets	-	-	307,348	219,873
Unclaimed dividends	-	4,364	-	4,364
Transfer from permanent to current assets	-	-	5,276	1,282
Interest on shareholders' equity and dividends received	99,824	980,928	-	-
Capital stock paid up by minority shareholders	2,904	1,132	-	-
Noncurrent liabilities of intercompany	-	499,033	-	-
Decrease deferred and recoverable taxes	-	-	66,017	-
Decrease in noncurrent assets	3,103	-	21,506	-
Transfer from derivatives to current assets	-	-	311,395	-
Total sources	1,489,935	4,379,493	3,971,775	4,774,591

USES OF FUNDS
From operating (see below)	664,906	683,293	-	-
Additions to property, plant and equipment	-	-	1,546,065	1,392,048
Transfer from noncurrent to current liabilities	-	1,063,407	122	1,397,831
Interest on shareholders' equity and dividends	-	-	-	509,304
Increase in deferred assets	-	-	580	3,137
Investments in subsidiaries and affiliated	-	909,838	-	-
Goodwill paid on acquisition of subsidiaries	-	487,881	12,100	487,881
Other investments	-	-	8,771	6,873
Increase in deferred taxes	-	-	-	126,902
Increase in noncurrent assets	2,708	-	34,536	61,720
Decrease in noncurrent liabilities	-	-	20,539	-
Transfer from loans, financing and derivative to current liabilities	694,027	-	738,210	-
Transfer from current to noncurrent assets	16,679	6,661	-	-
Dividends proposed - minority shareholders	-	-	46,345	-
Loss on share subscription by minority shareholders	-	-	7,214	-
Other incoming assets	-	-	-	3,303
Total uses	1,378,320	3,151,080	2,414,482	3,988,999

INCREASE IN WORKING CAPITAL	111,615	1,228,413	1,557,293	785,592

STATEMENT OF INCREASE IN WORKING CAPITAL
Current assets:
At the beginning of the year	765,433	557,228	4,363,351	4,387,584
At the end of the year	96,164	765,433	4,628,102	4,363,351
Increase (decrease)	(669,269)	208,205	264,751	(24,233)

Current liabilities:
At the beginning of the year	2,181,767	3,201,975	5,643,800	6,453,625
At the end of the year	1,400,883	2,181,767	4,351,258	5,643,800
Decrease	(780,884)	(1,020,208)	(1,292,542)	(809,825)

INCREASE IN WORKING CAPITAL	111,615	1,228,413	1,557,293	785,592

COMPOSITION OF FUNDS FROM (USED IN) OPERATIONS
Loss for the year	(892,200)	(490,144)	(909,246)	(490,144)
Depreciation and amortization	107	90	1,166,172	1,048,142
Minority interest	-	-	166,884	331,522
Monetary and exchange variations on noncurrent items, net	(204,429)	(785)	(253,207)	39,467
Net book value of permanent asset disposals	105	254	38,136	58,030
Reserve for contingencies	260	-	3,251	16,034
Reserve for pension and other post-retirement benefit	-	-	125	(2,831)
Discounts from early payment of liabilities	-	-	(7,425)	-
Deferred taxes	-	(3,874)	-	(10,283)
Equity accounting adjustment	(49,526)	(460,077)	-	-
Loss (gain) on investment subsidiaries	(6,647)	(2,647)	15,830	1,271
Income taxes	-	-	-	2,743
Gain on derivative contracts	149,167	102,541	363,712	88,883
Goodwill amortization	338,149	215,745	386,313	225,733
Prescribed dividends of controlled companies	-	(368)	-	-
Interest on intercompany accounts	-	(44,028)	-	-
Depreciation of shared systems	108	-	1,080	-
Items that do not affect the working capital	(664,906)	(683,293)	971,625	1,308,567

The accompanying notes are an integral part of these consolidated financial statements.

(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais)

	Consolidated
	12.31.05	12.31.04
OPERATING ACTIVITIES
Net loss	(909,246)	(490,144)
Adjustments to reconcile net loss to cash provided by operating activities:
Minority interest	166,884	331,522
Depreciation and amortization	1,166,172	1,048,142
Depreciation of shared systems	1,080	-
Discount on early payment of liabilities	(7,425)	-
Goodwill amortization	386,313	225,733
Loss on permanent asset disposals	34,481	45,865
Loss on derivative contracts	941,142	913,819
Increase in interest payable	32,051	18,131
Monetary and exchange variation	(388,440)	(319,745)
Provision for loss on investment	15,830	1,271
Other nonoperanting loss	-	5,319
Provision for doubtful accounts	569,847	269,075
Reserve for pension plan	125	(2,831)
Increase in investments given in guarantee	(166,395)	-
Increase in trade accounts receivable	(861,437)	(540,420)
(Increase) decrease in inventories	196,557	(299,214)
(Increase) decrease in recoverable taxes and deferred income taxes	99,924	(267,678)
Decrease in income and social contribution taxes	3,502	-
(Increase) decrease in other current and noncurrent assets	73,181	(132,735)
Increase in payroll and related accruals	779	15,071
Increase (decrease) in accounts payable	(155,832)	371,085
Decrease in taxes payable	36,578	105,488
Increase in reserve for contingencies	58,894	40,103
(Increase) decrease in other current and noncurrent liabilities	8,839	(30,567)
Net cash provided by operating activities	1,303,404	1,307,290

INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,546,065)	(1,392,048)
Additions to deferred assets	(580)	(3,137)
Acquisition of TCO	-	(901,502)
Cash received on sale of property, plant and equipment	3,655	12,165
Other investments	(8,771)	(6,873)
Net cash used in investing activities	(1,551,761)	(2,291,395)

FINANCING ACTIVITIES
Loans and financing:
New loans repaid	3,592,689	3,836,116
Loans repaid	(2,999,002)	(4,858,543)
Net settlement on derivatives contracts	(657,993)	113,943
Interest on capital and dividends paid	(76,854)	(85,344)
Cash resulting from grouping of shares	64,344	-
Increase in share capital	58	-
Premium paid on the acquisition of share fractions	8	-
Advances for future capital increase	-	1,999,942
Net cash provided by (usded in) financing activities	(76,750)	1,006,114

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(325,107)	22,009

At the beginning of the year	1,180,858	1,158,849
At the end of the year	855,751	1,180,858

SUPPLEMENTARY CASH FLOW INFORMATION
Income and social contribution taxes paid	406,567	504,812
Interest paid	447,694	516,598

NONCASH TRANSACTION
Goodwill on the purchase of TCO	133,370	511,061
Capitalized cost of disassembled tower and equipment	4,853	39,199
Transference to advance for suppliers	5,276	9,096
Unclaimed dividends	-	4,364

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telesp Celular Participações S.A.
(Vivo Participações S.A. from February 22, 2006)

Financial Statements for the Years Ended
December 31, 2005 and 2004 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT
To the Management and Shareholders of
Telesp Celular Participações S.A.
(Vivo Participações S.A. from February 22, 2006)

São Paulo - SP

1.     We have audited the individual (Company) and consolidated balance sheets of Telesp Celular Participações S.A. (Vivo Participações S.A. from February 22, 2006) and subsidiaries, as of December 31, 2005 and 2004, and the corresponding statements of loss, changes in shareholders’ equity (Company) and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.
Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) examining, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the accounting practices and estimates adopted by Company’s management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.    In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Telesp Celular Participações S.A. (Vivo Participações S.A. from February 22, 2006) and subsidiaries as of December 31, 2005 and 2004, the results of their operations, the changes in shareholders’ equity (Company) and the changes in their financial position for the years then ended, in accordance with Brazilian accounting practices.

4.    The statements of cash flow for the years ended December 31, 2005 and 2004 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

5.    The accompanying financial statements are a translation of the financial statements originally issued in Portuguese and have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 23, 2006

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)
TELESP CELULAR PARTICIPAÇÕES S.A.
(VIVO PARTICIPAÇÕES S.A. FROM FEBRUARY 22, 2006)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais, unless otherwise indicated)

1. OPERATION AND BACKGROUND

Telesp Celular Participações S.A. (“TCP” or the “Company”) is a publicly-traded company whose controlling shareholders, on December 31, 2005, are Brasilcel N.V. (57.23% of the total capital stock) and Portelcom Participações S.A. (8.86% of the total capital stock), which is a wholly-owned subsidiary of Brasilcel N.V.

The controlling shareholders of Brasilcel N.V. are Telefónica Móviles, S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of the total capital stock), and Portugal Telecom, SGPS, S.A. (0.001% of the total capital stock).

TCP is the controlling shareholder of Telesp Celular S.A. (“TC”), Global Telecom S.A. (“GT”) and Tele Centro Oeste Celular Participações S.A. (“TCO”), which provide cellular telecommunications services in the States of São Paulo, Paraná, Santa Catarina and Federal District, respectively, including activities necessary or useful to the provision of such services, in accordance with the authorizations granted to them.

The authorizations granted to TC, GT and TCO shall be in force up to August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and may be renewed once for a 15-year term by means of the payment of rates of approximately 1% of operators’ annual revenues.

TCO is also the controlling shareholder of the following operators:

Operator	TCO interest - %	Operation area	Expiration date of authorization

Telegoiás Celular S.A.	100	Goiás and Tocantins	10.29.08
Telemat Celular S.A.	100	Mato Grosso	03.30.09
Telems Celular S.A.	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A.	100	Acre	07.15.09
Norte Brasil Telecom S.A.	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency (ANATEL), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective regulations, decrees, rulings and plans.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where mentioned) and have been prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements have been prepared in accordance with the rules established by CVM Instruction No. 247/96 and include the balances and transactions of the subsidiaries TC, GT and TCO and the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas Ltd.

The subsidiaries are fully consolidated. In consolidation, all intercompany balances and transactions were eliminated.

The reconciliation between the loss for the year of the Company and its subsidiaries for the years ended December 31, 2005 and 2004 is as follows:

2005

Loss of the Company	(892,200)
Tax incentives in the subsidiaries	(7,887)
Donations of direct subsidiaries	(9,147)
Donations of indirect subsidiaries	(12)
Consolidated loss	(909,246)

The financial statements as of December 31, 2004 have been reclassified, as applicable, for comparability.

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a)    Cash and cash equivalents

Are considered to be all available balances in cash and banks and all highly-liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b)    Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date and accounts receivable for the sale of handsets and accessories.

c)    Provision for doubtful accounts

Provision is made for those receivables for which recovery is not considered probable.

d)    Foreign currency transactions

Are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency denominated assets and liabilities are recognized in the statements of loss as they occur. Exchange variation and premiums related to foreign currency derivative contracts are calculated and recorded monthly regardless of the settlement date.

e)    Inventories

Consist of handsets and accessories stated at the average acquisition cost. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventories considered obsolete or slow moving.

f)     Prepaid expenses

Are stated at amounts disbursed for expenses that have not yet been incurred.

g)    Other assets

Subsidies on sales of handsets to the accredited agents are deferred and recognized in results as these handsets are activated.

h)    Investments

Permanent interests in subsidiaries are recorded by the equity method. The financial statements of indirect subsidiaries based overseas are converted at the exchange rate as of the balance sheet date. The accounting practices of subsidiaries are consistent with those applied by the Company. Other investments are recorded at historic cost.

i)     Property, plant and equipment

Are stated at the cost of acquisition or construction, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (see Note 11). Costs incurred for repairs and maintenance that represent improvements and increases in capacity or in the useful lives of the assets are capitalized. All other routine costs are charged to results of operations as incurred. The present estimated value of costs to be incurred for disassembled towers and equipment in leased property is capitalized and amortized over the useful life of the related equipment, not to exceed the term of the lease agreements.

j)     Deferred charges

Represent preoperating expenses recorded as formation costs of GT, TCO IP and NBT, amortized using the straight-line method over a period of five years for GT and TCO IP, and ten years for NBT.

Goodwill recognized on the acquisition of Ceterp Celular S.A. by TCP on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

Also include amounts paid for point of presence rights (fundos de comércio) relating to stores of the Company. These amounts are being amortized over the term of the related agreements.

k)    Income and social contribution taxes

Are calculated and recorded based on the tax rates in effect on the date the financial statements are prepared, on an accrual basis. Deferred taxes attributable to temporary differences, tax loss carryforwards and the negative calculation base for social contribution are recorded by the subsidiaries TC and TCO to the extent it is probable that the assets will be realized.

l)     Loans and financing

Loans and financing are adjusted for monetary and/or exchange variations and include accrued interest to the balance sheet date.

m)   FISTEL fees

Telecommunications Inspection Fund (FISTEL) fees, paid on activation of subscribers, generated monthly throughout the year, are deferred and amortized over the customers’ estimated retention period, equivalent to 24 months.

n)    Reserve for contingencies

A reserve is recorded based on the opinion of management and the Company’s external legal counsel relating to the probable outcome of pending cases and is restated to the balance sheet date for the probable amount of the loss, according to the nature of each contingency in which the likelihood of an unfavorable outcome is probable.

o)    Pension and post-retirement benefit plans

Actuarial liabilities are calculated under the projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded in income. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of reduction of future contributions, surpluses are not recognized (Note 27).

p)    Revenue recognition

Revenues from services are recognized when services are provided, and are billed on a monthly basis. Unbilled revenues are calculated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized as revenues in income as they are used.

q)    Net financial expense

Represents interest and monetary and exchange variation resulting from financial investments, loans and financing obtained and granted.

r)    Derivatives

The Company and its subsidiaries enter into certain foreign exchange derivative forward and swap contracts in order to hedge their exposure to fluctuations in exchange rates and interest rates in reference to their foreign currency cash flow for debt denominated in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet and the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated based on the contractual conditions and recorded as net financial expense.

s)    Employees’ profit sharing

Provisions are made to recognize expense regarding the employees’ profit sharing program.

t)     Loss per thousand shares

Loss per thousand shares is calculated based on the number of shares outstanding on the balance sheet date.

u)    Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions, to the best of their ability, affecting the reported amount of assets and liabilities and the amounts of revenues, costs and expenses during the period reported. Actual results could differ from those estimates.

4. TEMPORARY CASH INVESTMENTS

	Company		Consolidated
	12/31/ 2005	12/31/2004	12/31/ 2005	12/31/ 2004

Temporary cash investments	-	93,191	904,153	1,069,532

Temporary cash investments refer principally to liquid fixed income investments indexed to the CDI (interbank deposit rates).

As of December 31, 2005, the subsidiary TCO had financial investments of R$166,395, pledged in guarantee of lawsuits.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12/31/ 2005	12/31/ 2004

Unbilled amounts from services rendered	247,379	177,214
Billed amounts	990,412	701,938
Interconnection	541,525	389,021
Goods sold	245,492	360,267
Provision for doubtful accounts	(249,399)	(144,621)
Total	1,775,409	1,483,819

There are no customers who contribute more than 10% of net accounts receivable as of December 31, 2005 and 2004, except for amounts receivable from Telecomunicações de São Paulo S.A. - Telesp, which represent approximately 11% and 11%, respectively, and Brasil Telecom S.A. - BrT, which represent approximately 13% and 11%, respectively, of net accounts receivable on those dates.

Changes in the provision for doubtful accounts were as follows:

	Consolidated
	2005	2004

Beginning balance	144,621	135,841
Increase in provision	569,847	269,075
Write-offs and recoveries	(465,069)	(260,295)
Ending balance	249,399	144,621

6. INVENTORIES

	Consolidated
	12/31/ 2005	12/31/ 2004

Digital handsets	298,573	459,791
Accessories and others	5,273	26,252
(-) Provision for obsolescence	(45,091)	(30,731)
Total	258,755	455,312

7. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Prepaid/recoverable income and social contribution taxes	344,296	188,743	433,496	303,543
IRRF (withholding income tax)	1,690	101,162	78,389	220,945
Recoverable ICMS (State VAT)	-	-	227,712	245,447
Recoverable PIS and COFINS (taxes on revenue)	37,021	39,981	167,371	136,950
Other	-	-	3,126	3,221
Total recoverable taxes	383,007	329,886	910,094	910,106

Deferred tax and social contribution	419	419	1,346,555	1,337,281
ICMS on sales to be recognized	-	-	45,239	21,055
Total	383,426	330,305	2,301,888	2,268,442

Current	13,400	118,824	949,115	871,281
Noncurrent	370,026	211,481	1,352,773	1,397,161

Deferred income and social contribution taxes are comprised as follows:

	Consolidated
	12/31/ 2005	12/31/ 2004

Tax credits recorded on corporate restructuring	898,717	985,155
Tax credits on provisions for:
Obsolescence	12,143	8,388
Contingencies	86,418	74,842
Doubtful accounts receivable	66,255	42,722
Customer loyalty program	6,357	1,243
Employees’ profit sharing	12,365	8,232
Suppliers	58,319	43,136
Other	58,107	15,026
Tax loss carryforwards	147,874	158,537
Total deferred taxes	1,346,555	1,337,281

Current	477,987	237,924
Noncurrent	868,568	1,099,357

Deferred taxes have been recorded if it is probable that they will be realized, as follows:

a) Tax loss carryforwards: will be offset up to a limit of 30% per year of taxable income for the next few years.

b) Tax credits recorded on corporate restructuring: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders’ equity (Note 28) and is realized in proportion to the amortization of the goodwill of the subsidiaries, with terms of five to ten years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within these periods.

c) Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

The Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Instruction No. 371/02.

The schedule for realization of the deferred taxes is as follows:

Year	Consolidated
12/31/2005

2006	477,987
2007	238,311
2008	243,561
2009 and thereafter	386,696
Total	1,346,555

The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8. PREPAID EXPENSES

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

FISTEL fees	-	-	80,556	103,422
Rentals	-	-	9,840	9,323
Advertising	-	-	101,826	63,085
Financial charges	4,144	2,609	4,670	4,034
Commercial incentives	-	-	3,521	8,689
Other	-	-	11,893	4,801
Total	4,144	2,609	212,306	193,354

Current	807	1,301	187,276	157,235
Noncurrent	3,337	1,308	25,030	36,119

9. OTHER ASSETS

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/ 2005	12/31/ 2004

Escrow deposits	-	-	87,783	76,501
Advance for purchase of shares	-	-	-	15,584
Advances to employees	73	71	4,161	4,865
Credits with suppliers	-	-	16,911	33,040
Advance to affiliate for purchase of shares	14,339	13,612	32,761	33,162
Subsidies on handset sales	-	-	22,461	55,596
Other	2,239	6,316	6,943	9,593
Total	16,651	19,999	171,020	228,341

Current	14,706	18,052	116,466	154,164
Noncurrent	1,945	1,947	54,554	74,177

10. INVESTMENTS

a) Investments in subsidiaries

Investee	Common stock interest - %	Preferred stock interest - %	Total interest - %

Telesp Celular S.A.	100.00	-	100.00
Global Telecom S.A.	100.00	100.00	100.00
Tele Centro Oeste Celular Participações S.A.	90.59	32.76	52.47

b) Number of shares held

	In thousands
Investee	Common	Preferred	Total

Telesp Celular S.A.	83,155	-	83,155
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	40,161	28,084	68,245

c) Information on subsidiaries

	Shareholders’ equity		Net income (loss) for the years ended December 31,
Investee	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Telesp Celular S.A.	3,052,193	2,966,517	130,853	461,685
Global Telecom S.A.	844,201	1,111,313	(270,635)	(180,348)
Tele Centro Oeste Celular Participações S.A.	2,812,921	2,441,502	339,146	507,051

d) Components and changes

The Company’s investments include the equity interests in the direct subsidiaries, goodwill, advance for future capital increase and reserve provision for losses on investments and other investments, as shown below:

	Company		Consolidated
	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Investments in subsidiaries	5,064,501	5,059,262	-	-
Goodwill on investment acquisitions, net	1,869,387	2,397,880	1,999,716	2,498,874
Advance for future capital increase	586,625	517,148	12,908	5,704
Provision for investment losses (*)	(380,541)	(449,615)	(462,523)	(449,615)
Other investments	104	103	110	1,464
Balance of investments	7,140,076	7,524,778	1,550,211	2,056,427

(*)   Provisions for investment losses were recorded due to GT’s accumulated deficit and indebtedness as of December 31, 2002 and 2001.

The changes in investment balances of the subsidiaries for the years ended December 31, 2005 and 2004 are as follows:

	2005				2004
Investments in subsidiaries	TC	GT	TCO	Total	Total

Balance at the beginning of the year	2,966,517	1,111,313	981,432	5,059,262	4,647,772
Increase in holding	-	-	48,890	48,890	927,784
Donations	3,488	3,523	2,136	9,147	-
Equity method of accounting (*)	130,853	(270,635)	180,161	40,379	460,077
Distribution of interest on shareholders’ equity	(48,665)	-	(26,803)	(75,468)	(316,230)
Participation gains	-	-	6,647	6,647	4,189
Prescribed dividends and interest on shareholders’ equity in subsidiary	-	-	-	-	368
Distribution of dividends	-	-	(24,356)	(24,356)	(664,698)
Balance as of December 31	3,052,193	844,201	1,168,107	5,064,501	5,059,262

(*)   The equity accounting for the year comprises: (i) result of subsidiaries - R$40,379; and
(ii) donations - R$9,147.

	2005			2004
Goodwill on acquisition of investments, net	GT	TCO	Total	Total

Balance at the beginning of the year	1,077,020	1,320,860	2,397,880	2,638,076
Increase in goodwill - purchase of participation	-	12,100	12,100	487,881
Transfer of goodwill for TCO	-	(133,370)	(133,370)	-
Amortization of goodwill	(125,925)	(281,298)	(407,223)	(215,745)
Transfer of goodwill to special reserve	-	-	-	(511,061)
Write-off of goodwill	-	-		(1,271)
Balance as of December 31	951,095	918,292	1,869,387	2,397,880

Advance for future capital increase - TCO	2005	2004

Balance at the beginning of the year	517,148	25,436
Increase in TCO capital by tax benefit realized	(63,893)	(19,077)
Advance for future capital increase originated by tax benefit - restructuring of TCP	133,370	511,061
Tax effect	-	(272)
Balance as of December 31	586,625	517,148

Reserve for losses - GT	2005	2004

Balance at the beginning of the year	(449,615)	(449,615)
Amortization of losses	69,074	-
Balance as of December 31	(380,541)	(449,615)

As from January 1, 2005, the goodwill paid on acquisitions of GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas Ltd., companies located abroad, for the purpose of obtaining and passing on funding through international loans. These subsidiaries are dormant.

On May 31, 2004, the tax benefit derived from the goodwill paid on the acquisition of an additional interest in TCO was transferred to that company and its subsidiaries. As a result, R$511,061 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, amounting to R$992,060, was attributed to future profitability and is being amortized over five years.

On August 31, 2005, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company. As a result, R$133,370 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO. The remaining goodwill, amounting to R$392,265, was attributed to future profitability and is being amortized over five years.

11. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
	Annual	12/31/2005			12/31/2004
	depreciation rates - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10.00 to 20.00	4,150,245	(2,394,115)	1,756,130	1,530,834
Switching equipment	10.00 to 20.00	2,022,145	(941,615)	1,080,530	892,914
Infrastructure	4.00 to 20.00	1,396,830	(621,741)	775,089	771,076
Land	-	47,492	-	47,492	48,264
Software use rights	20.00	1,786,287	(922,820)	863,467	539,667
Buildings	2.86 to 4.00	195,123	(40,382)	154,741	136,315
Handsets	66.67	512,807	(386,098)	126,709	120,228
Concession license	6.67	976,476	(496,724)	479,752	588,252
Other assets	6.00 to 20.00	675,559	(309,393)	366,166	184,418
Construction in progress	-	343,333	-	343,333	791,035
Total		12,106,297	(6,112,888)	5,993,409	5,603,003

In the years ended 2005 and 2004, financial expenses incurred on loans, which are financing the construction in progress, were capitalized by the subsidiary GT in the amount of R$6,967 (R$6,761 as of December 31, 2004).

12. DEFERRED ASSETS, NET

	Consolidated
	Annual amortization rates - %	12/31/ 2005	12/31/ 2004

Preoperating costs:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	69,960	71,624
		351,587	353,251
Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Point of presence rights (fundo de comércio)	(*)	16,231	15,247
		452,083	452,763
Accumulated amortization:
Preoperating expenses		(221,012)	(186,804)
Goodwill - Ceterp Celular S.A.		(42,834)	(34,408)
Point of presence rights (fundo de comércio)		(10,937)	(7,686)
		(274,783)	(228,898)
Total		177,300	223,865

(*) In accordance with the term of the agreement.

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12/31/ 2005	12/31/2004	12/31/ 2005	12/31/ 2004

Suppliers	24,803	16,305	1,094,558	1,331,526
Interconnection	-	-	102,668	98,573
SMP transfer (*)	-	-	283,126	200,458
Technical assistance (Note 29)	-	-	25,978	33,709
Other	131	113	29,947	28,266
Total	24,934	16,418	1,536,277	1,692,532

(*)  The amounts to be passed on (Personal Mobile Service) (SMP) refer to the VC2 and VC3 (long distance) calls and interconnection charges billed to the Company’s clients and passed on to the long-distance operators.

14. TAXES PAYABLE

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/ 2005	12/31/ 2004

ICMS	-	-	416,507	368,593
Income and social contribution taxes	-	-	33,218	29,716
PIS and COFINS	7,474	5,090	68,853	78,412
FISTEL fees	-	-	13,930	20,081
FUST and FUNTTEL	-	-	4,460	4,470
CIDE	-	-	4,021	4,021
Other taxes	216	381	31,799	27,415
Total	7,690	5,471	572,788	532,708

Current	7,690	5,471	403,210	343,367
Noncurrent	-	-	169,578	189,341

Of the long-term portion, R$165,175 refers to the “ICMS - Programa Paraná Mais Emprego”, an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the ICMS due date as the 49th month following that in which the ICMS is determined.

15. LOANS AND FINANCING

a)    Composition of debt

		Annual	Maturity	Company		Consolidated
Description	Currency	interest	date	12/31/ 2005	12/31/ 2004	12/31/ 2005	12/31/ 2004

Financial institutions:
Resolution No. 2,770	US$	1% p.y. to 9.8% p.y.	02/2006 to 01/2008	1,173,390	1,455,484	1,940,082	1,738,126
Resolution No. 2,770		¥0% to 2.98% p.y.	04/2006 to 12/2007	204,537	77,110	352,575	177,068
Debentures	R$	103.3% of CDI to 104.4% of CDI	08/2008 to 05/2015	1,500,000	500,000	1,500,000	500,000
Compror	US$	1% to 6.25% p.y.	02/2006 to 01/2008	-	-	168,749	103,841
Compror		¥0,7% p.y. to 2.75% p.y.	01/2006 to 12/2007	-	-	91,875	-
BNDES	URTJLP	URTJLP + 3.6% p.y. to 4.6% p.y. (a)	01/2006 to 06/2011	-	-	267,714	366,537
BNDES	UMBNDES	3.5% p.y. to 4.6% p.y.	10/2007 to 07/2011	-	-	48,327	74,981
BNDES	R$	100% Selic	12/2005	-	-	-	152,377
Commercial paper	US$	Libor + 1.75% p.y. to 6.30% p.y. to 6.55% p.y.	07/2007 to 12/2007	-	-	491,547	238,896
Promissory notes	R$	101.6% of CDI	05/2005	-	1,000,000	-	1,000,000
Unibanco IGP-M	R$	IGP-M + 9% p.y. to 9.45% p.y.	09/2007 to 11/2007	110,441	-	115,264	-
Export Development Canada - EDC	US$	Libor + 5% p.y.	12/2006	-	-	23,643	71,158
ICMS Teleproduzir (b)	R$	0.02% p.y.	10/2012	-	-	-	15,159
Other	R$	Column 27 FGV	10/2008	-	-	1,292	1,523

Suppliers-
NEC do Brasil	US$	7.3% p.y.	11/2005	-	-	-	7,192

Affiliated companies:
Commercial paper	US$	Libor + 5% p.y.	07/2005	-	-	-	318,528
Investment acquisition - TCO	R$	CDI + 1% p.y.	-	10,696	53,484	10,697	53,484

Accrual interest				132,765	117,209	181,272	144,303
Total				3,131,829	3,203,287	5,193,037	4,963,173

Current				1,066,051	1,909,640	1,546,935	2,896,102
Noncurrent				2,065,778	1,293,647	3,646,102	2,067,071

(a)  In the event that the TJLP (long-term interest rate) exceeds 10% per year, the spread increases to 6%.

(b)   In August 2005 a prepayment was made with the discount resulting of the benefit from the “Teleproduzir Program”, a cooperation agreement with the State of Goiás Government relating to call center implementation.

b)    Repayment schedule
The maturities of the long-term portion of loans and financing are as follows:

	12/31/2005
Year	Company	Consolidated

2007	548,334	2,032,079
2008	517,444	558,091
2009	-	22,253
2010	-	22,253
2011	-	11,426
2011 and thereafter	1,000,000	1,000,000
Total	2,065,778	3,646,102

c)    Restrictive covenants

GT has loans and financings with the National Economic and Social Development Bank (BNDES), the balance of which as of December 31, 2005 was R$232,536 (R$304,305 as of December 31, 2004). According to the contracts, a number of economic and financial ratios should be calculated annually. The subsidiary GT did not comply with the “Total Net Debt/EBITDA” ratio as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

TCO and its subsidiaries have loans from BNDES and Export Development Canada - EDC, the balances of which as of December 31, 2005 were R$83,505 and R$23,643 (R$137,213 and R$71,158 as of December 31, 2004), respectively. As of that date, the various economic and financial ratios established in the contracts with EDC had been complied with. In relation to the contracts with the BNDES, the borrower did not comply with the “EBITDA Margin” ratio (EBITDA over net operating income) as of December 31, 2005. A waiver has already been obtained from the bank for noncompliance with this obligation up to December 31, 2006.

d)    Derivatives

As of December 31, 2005, the Company and its subsidiaries had exchange derivative contracts in the amounts of US$1,189,046 thousand, ¥22,508,949 thousand and €2,482 thousand, (US$1,078,180 thousand, ¥6,879,947 thousand and €25,247 thousand as of December 31, 2004), to hedge all their foreign exchange liabilities. As of December 31, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$310,086 (R$26,935 as of December 31, 2004) on these derivative contracts, represented by an asset balance as follows:

Description	2005	2004

Current assets	300,662	7,804
Noncurrent assets	5,354	385,296
Total	306,016	393,100

Current liabilities	(321,686)	(266,200)
Noncurrent liabilities	(294,416)	(153,835)
Total	(616,102)	(420,035)

Accumulated loss	(310,086)	(26,935)

e)    Collateral

Loans and financing of GT, in local currency, amounting to R$232,535, represent loans guaranteed by pledging accounts receivable, which can be withheld optionally up to a limit of 300% of the monthly installment.

TCO has granted the following security interests:

Banks	Collateral

BNDES TCO Operators	15% of receivables and CDBs (bank deposit certificates) equivalent to the amount of the next installment payable.
BNDES NBT	100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period.

f)     Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$100.00 maturing on August 1, 2008. The renegotiation was for the whole of the original issue, which occurred on August 1, 2003, at a rate of 104.6% of the CDI, and the extension of the term (renegotiated to August 1, 2007) was simultaneous with the reduction of the rate to 104.4% of the CDI.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 announced on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 with a duration of ten years as from the issue date, May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10, totaling R$1,000,000, in two series, R$200,000, in the first series, and R$800,000, with final maturity on May 1, 2015. The debentures yield interest, with six monthly payments, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated average daily one-day ID (interfinancial deposits rate), outside the group (“extragrupo”) (Taxas DI), calculated and published by the Clearing House for Custody and Settlement (CETIP).

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). Conservatively, the Company included in the above-mentioned consolidated long-term maturities schedule the principal of the debentures in 2009 and 2010, the dates for renegotiation of the remuneration of the two series.

16. OTHER LIABILITIES

	Company		Consolidated
	12/31/2005	12/31/2004	12/31/ 2005	12/31/ 2004

Prepaid services to be provided	-	-	121,865	102,158
Accrual for customer loyalty program (a)	-	-	21,311	8,393
Intercompany liabilities	164	20,997	6,007	23,902
Provision for pension fund	-	-	483	358
Share grouping (b)	22,513	-	64,344	-
Other	97	-	45,361	39,277
Total	22,774	20,997	259,371	174,088

Current	22,774	20,997	215,285	134,695
Noncurrent	-	-	44,086	39,393

(a)   The Company and its subsidiaries have loyalty programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b)  Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company’s share capital (Note 18).

17. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserve are as follows:

	Company		Consolidated
	12/31 2005	12/31 2004	12/31 2005	12/31/ 2004

Telebrás - TCO	-	-	147,856	139,465
Labor	260	-	22,288	17,982
Civil	-	-	40,807	13,434
Tax	66,946	58,987	167,674	148,849
Total	67,206	58,987	378,625	319,730

Current	66,946	58,987	170,988	124,296
Noncurrent	260	-	207,637	195,434

The changes in the reserve for contingencies as of December 31, 2005 are as follows:

	2005
	Company	Consolidated

Beginning balance	58,987	319,730
Additional provision, net of reversals	260	45,519
Monetary variation	7,959	23,575
Payments	-	(10,199)
End of the year	67,206	378,625

17.1.    Telebrás - TCO

Correspond to original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it considered that there was a mistake in the allocation of the respective loans at the time of the spin-off, the Company suspended payments and began to restate the debt in accordance with the variation of the IGP-M (general market price index) rate plus 6% interest per annum.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a verdict was given against the Company’s claims, but, on October 8, 2001, the Company filed an appeal, which was also denied, maintaining the original verdict. The Company filed a new appeal, which is awaiting a decision by the Supreme Court of Justice (STJ).

17.2.    Tax claims

17.2.1.   Probable losses

a)  COFINS

The subsidiary Telesp Celular S.A. was assessed (suit No. 19515,000,700/2003-97) for having offset COFINS, in January and February 2000, with credits derived from the overpayment of the excess of one third of the COFINS paid in 1999, after offsetting against CSLL (Social Contribution Tax on Net Profit). The amount reserved as of December 31, 2005 is R$24,671 (R$24,671 as of December 31, 2004).

The Company’s management recorded a provision of R$2,684 as of December 31, 2005, referring to various tax suits, based on the opinion of their external legal counsel.

17.2.2.   Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that the resolution of the matters listed below will not have a material adverse effect on its financial position and, except for PIS and COFINS (item b) below, has not recorded provisions in the financial statements as of December 31, 2005.

a)  ICMS

The subsidiaries Global Telecom S.A. and TCO and the indirect subsidiaries Teleacre, Telems, Telemat and Telegoiás received tax assessments totaling R$57,362, mainly in respect of: (i) ICMS on occasional or complementary services that do not constitute telecommunications services; (ii) ICMS on international calls, made from Brazil; (iii) failure to proportionally reverse an ICMS tax credit on the acquisition of permanent assets used in providing communications services and/or exempt or untaxed outgoing goods; (iv) ICMS on the unremunerated provision of telecommunications services, consisting of the donation of credits to be used under prepaid service plans; (v) failure to include in the ICMS calculation the base fines and arrears interest charged to defaulting clients; (vi) alleged failure to comply with supplementary obligations; and (vii) others relating to the sale of goods.

b)  PIS and COFINS

b.1)   Law No. 9,718/98

On November 27, 1998, the PIS and COFINS calculation was changed by Law No. 9,718/98, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized the deduction of up to one third of the COFINS amount from the CSLL; and (iii) indirectly increased COFINS and PIS (social integration program) due by the subsidiaries, requiring the inclusion of revenues in excess of billing in their calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the changes in the PIS and COFINS calculation bases introduced by Law No. 9,718/98, the subject of numerous lawsuits brought by taxpayers in general and by the Company. In the consideration of Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared unconstitutional paragraph 1 of article 3 of the above-mentioned Law, which had determined that these contributions would be levied not only on billing, but on “all the revenues received by the corporate entity, irrespective of the type of activity exercised and the accounting classification adopted for the revenues”.

In light of this declaration of the Plenary Session of the Federal Supreme Court, the firm that represents the Company’s interests in this legal dispute reconsidered the classification of the probability of success in respect of the widening of the PIS and COFINS calculation bases from possible to remote loss.

The classification of the probability of success in the legal dispute in respect of the increase in the COFINS rate continues to be possible loss. Conservatively, management maintained the provision of the other companies, amounting to R$140,319 as of December 31, 2005, and will await the final decision in these cases.
As a result of the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the Company and its direct and indirect subsidiaries are now including revenues in excess of billing in the PIS and COFINS calculation bases.

b.2)   Increase in the calculation base

The subsidiary Telesp Celular S.A. received assessments (suits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,365 (PIS (social integration program) - R$421 and COFINS - R$1,944), as a result of the increase in the PIS and COFINS calculation bases introduced by Law No. 9,718/98. These assessments are being challenged by the subsidiary in administrative proceedings.

b.3)   CIDE

Refers to challenging the levying of CIDE (economic intervention contribution) on remittances of funds abroad arising from technology transfer contracts, brand and software licensing, etc. This claim involves an amount of R$27,992.

c)  IRPJ (corporate income tax), IRRF and CSLL

The indirect subsidiaries Telems and Telemat received tax assessments amounting to R$46,924, in which the amount paid to FINOR in the course of calendar year 1998 was not recognized as an investment of the tax due in a tax subsidy program, but as an investment from its own resources and/or a voluntary subscription, and therefore subject to income tax, pursuant to article 4 of Law No. 9,532/97. The validity of this assessment is being challenged by the subsidiaries.

17.3.    Labor and civil

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

In relation to claims in which a loss is classified as possible, the amount involved is R$84,728 for the civil claims and R$39,995 for the labor claims, as follows:

	2005
	Civil	Labor

Telesp Celular Participações S.A.	14,915	58
Telesp Celular S.A.	33,240	29,747
Global Telecom S.A.	12,143	5,013
Tele Centro Oeste Celular Participações S.A.	24,430	5,177
Total	84,728	39,995

18. SHAREHOLDERS’ EQUITY

a)    Capital

On January 7, 2005, the Company increased its capital by R$2,053,896, of which R$53,896 refers to the special goodwill reserve realized in prior years, with the issue of 410,779,174 thousand new shares, comprising 143,513,066 thousand common shares and 267,266,108 thousand preferred shares.

In the General and Extraordinary Shareholders’ Meeting held on April 1, 2005, a reverse split of 1,582,563,526,803 book-entry shares, without par value, was approved, comprising 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, representing share capital, in the proportion of 2,500 shares to 1 share of the same type. Share capital now comprises 633,025,410 book-entry shares, without par value, of which 221,158,772 are common shares and 411,866,638 are preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$242,595,157, corresponding to the tax benefit of the incorporated goodwill, effectively realized during previous fiscal years. The capital was increased from R$6,427,557,341 to R$6,670,152,498, with the issue of 29,298,932 new common shares, guaranteeing preemptive rights as established in article 171 of Law No. 6,404/76, and establishing that funds arising from the exercise of preemptive rights were credited to Portelcom Participações S.A.

The capital as of December 31, 2005 and 2004 comprises shares without par value, as follows:

	Thousands of shares
	12/31/ 2005	12/31/2004

Common shares	250,458	409,383,864
Preferred shares	411,867	762,400,488
Total	662,325	1,171,784,352

b)    Interest on shareholders’ equity and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)   6% per year on the amount resulting from dividing the paid-up capital by the total number of the Company’s shares.

b.2)   3% per year on the amount resulting from division of the shareholders’ equity by the total number of the Company’s shares, as well as the right to profit sharing paid in conditions equal to common shares, after the common shares have received a dividend equal to the preferred minimum dividend established for preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

c)    Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company’s corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

19. NET OPERATING REVENUE

	Consolidated
	2005	2004

Subscription	173,795	242,588
Usage charges	4,294,935	3,755,598
Additional call charges	161,572	113,320
Interconnection	2,960,179	3,142,070
Data services	501,135	369,416
Other services	177,746	179,265
Total gross revenue from service	8,269,362	7,802,257

ICMS	(1,352,615)	(1,170,662)
PIS and COFINS	(297,095)	(280,896)
ISS (service tax)	(2,695)	(2,416)
Discounts granted	(256,004)	(182,653)
Net operating revenue from services	6,360,953	6,165,630

Sale of handsets and accessories	1,985,514	1,953,366

ICMS	(161,009)	(186,742)
PIS and COFINS	(129,768)	(135,749)
Discounts granted	(496,043)	(349,081)
Returns of goods	(86,581)	(106,397)
Net operating revenue from sales of handsets and accessories	1,112,113	1,175,397

Total net operating revenue	7,473,066	7,341,027

There are no customers that contributed more than 10% of the gross operating revenue during the years ended December 31, 2005 and 2004, except for Telecomunicações de São Paulo S.A. - Telesp, a fixed line service provider, which contributed approximately 15% and 18%, respectively, and Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately 10% and 11%, respectively, mainly in relation to interconnection.

20. COST OF SERVICES AND GOODS

	Consolidated
	2005	2004

Personnel	(63,242)	(59,308)
Materials	(7,447)	(6,591)
Outside services	(198,598)	(173,128)
Leased lines	(133,984)	(119,684)
Rent, insurance and condominium fees	(96,981)	(90,362)
Interconnection	(158,673)	(222,582)
Taxes and contributions	(334,176)	(190,479)
Depreciation and amortization	(776,397)	(728,907)
Other	(979)	(716)
Cost of services	(1,770,477)	(1,591,757)
Cost of products sold	(1,587,028)	(1,734,445)
Total	(3,357,505)	(3,326,202)

21. SELLING EXPENSES

	Consolidated
	2005	2004

Personnel	(205,543)	(187,814)
Materials	(34,565)	(44,579)
Outside services	(1,179,114)	(898,969)
Advertising	(318,329)	(308,940)
Rent, insurance and condominium fees	(42,287)	(34,519)
Taxes and contributions	(1,470)	(1,534)
Depreciation and amortization	(201,136)	(148,545)
Provision for doubtful accounts	(569,847)	(269,075)
Other	(74,255)	(15,336)
Total	(2,626,546)	(1,909,311)

22. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2005	2004	2005	2004

Personnel	(2,933)	(4,034)	(139,506)	(138,502)
Materials	(6)	(10)	(7,924)	(6,768)
Outside services	(4,647)	(3,779)	(289,319)	(266,956)
Rent, insurance and condominium fees	(272)	(83)	(47,454)	(40,885)
Taxes and contributions	(333)	(146)	(5,392)	(12,194)
Depreciation and amortization	(107)	(90)	(149,517)	(131,321)
Other	(156)	(23)	(20,243)	(23,965)
Total	(8,454)	(8,165)	(659,355)	(620,591)

23. OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	2005	2004	2005	2004

Income:
Fees	-	-	68,683	72,417
Recovered expenses	9,545	137	67,016	51,615
Provision reversals	-	-	15,847	16,975
Shared infrastructure/EILD	-	-	24,538	17,680
Commercial incentives	-	-	89,675	64,353
Other	86	4,894	16,445	17,870
Total	9,631	5,031	282,204	240,910

Expenses:
FUST fees	-	-	(33,553)	(29,973)
FUNTTEL	-	-	(16,776)	(14,854)
ICMS on the expenses	-	-	(31,615)	(3,804)
CIDE	(198)	-	(3,939)	(1,176)
PIS and COFINS on other revenue	(311)	(770)	(34,561)	(30,664)
Other taxes and contributions	(818)	(365)	(16,761)	(25,513)
Reserve for contingencies	(260)	(2,002)	(45,891)	(29,462)
Amortization of deferred charges	-	-	(39,122)	(39,369)
Goodwill amortization	(338,149)	(215,745)	(386,313)	(225,733)
Other	(552)	-	(16,697)	(10,261)
Total	(340,288)	(218,882)	(625,228)	(410,809)

24. NET FINANCIAL EXPENSES

	Company		Consolidated
	2005	2004	2005	2004

Income:
Financial income	44,806	70,541	281,055	252,497
Foreign currency exchange variation	179,399	264,135	451,512	397,715
PIS/COFINS on financial income	(5,321)	(4,219)	(19,949)	(29,247)
Total	218,884	330,457	712,618	620,965

Expense:
Financial expense	(362,621)	(435,134)	(615,483)	(708,024)
Monetary/exchange variation	(19,803)	(29,295)	(73,607)	(94,524)
Losses on derivative contracts, net	(421,862)	(597,722)	(941,142)	(913,819)
Total	(804,286)	(1,062,151)	(1,630,232)	(1,716,367)

25. INCOME TAXES

The Company and its subsidiaries estimate and pay monthly the installments of income and social contribution taxes on an accrual basis. Deferred taxes are recognized on temporary differences pursuant to Note 7. The composition of the expenses for income and social contribution taxes is the following:

	Consolidated
	2005	2004

Income tax	(250,815)	(256,502)
Social contribution tax	(90,963)	(93,572)
Deferred income tax	70,321	16,922
Deferred social contribution tax	25,391	6,092
Total	(246,066)	(327,060)

A reconciliation of the taxes on income reported, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	2005	2004	2005	2004

Loss before taxes	(816,732)	(173,914)	(520,577)	128,600

Tax income (expense) at combined statutory rate	277,689	59,131	176,996	(43,724)

Permanent additions:
Nondeductible expenses - amortization of goodwill	(114,971)	-	(131,346)	-
Other nondeductible expenses	(262)	(149)	(35,879)	(13,981)
Other additions	-	-	-	(1,068)

Permanent exclusions:
Interest on shareholders’ equity credited - subsidiaries	16,839	156,424	-	-
Other exclusions	-	-	14,691	9,339
Tax loss and unrecognized temporary differences	(179,295)	(215,406)	(270,528)	(277,626)

Tax expense	-	-	(246,066)	(327,060)

26. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The major market risks to which the Company and TC, GT and TCO are exposed in conducting their businesses are:

  Credit risk: derived from the potential difficulty in collecting amounts from telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks relating to investments and swap operations.

  Interest rate risk: derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP (long-term interest rate) and CDI).

  Currency risk: derived from the possibility of the Company and its subsidiaries incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take an active posture in managing the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk of providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies relating to selling postpaid handsets. As of December 31, 2005, TC, GT and TCO and their subsidiaries had 83%, 87% and 86% (83%, 88% and 84% as of December 31, 2004), respectively, of their customer base under the prepaid system, which requires prepaid loading and, therefore, reduces credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various recognized financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of the CDI, due to the liability portion of the derivative operations (exchange derivatives) and of loans contracted in Brazilian reais. However, the balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company and its subsidiaries are also exposed to fluctuations in the TJLP, as a result of the loans contracted from the BNDES. As of December 31, 2005, the principal of these loans amounted to R$267,714 (R$366,537 as of December 31, 2004). The Company and its subsidiaries have not entered into derivatives to hedge the TJLP risk.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of December 31, 2005, these loans totaled US$130,101 thousand (US$146,808 thousand as of December 31, 2004) of principal.

Of the total loans and financing associated with variable foreign interest rates (Libor), US$120,000 thousand have protection against interest rate variations (Libor) through derivatives (interest rate swap). The Company and its subsidiaries continue to monitor the market interest rates in order to evaluate the eventual need to contract other derivatives to protect against the risk of volatility of variable foreign rates for the remaining amount.

Currency risk

The Company and its subsidiaries use derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rates as of December 31, 2005:

	In thousands of
	US$	€	¥

Loans and financing	(1,163,978)	-	(22,508,949)
Loans and financing - UMBNDES (*)	(20,882)	-	-
Derivative contracts	1,189,046	2,482	22,508,949
Other obligations	(1,346)	(9,408)	-
Total	(2,840)	(6,926)	-

(*)  UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, principally the U.S. dollar, which is the reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange rates.

b) Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized losses

Loans and financing	(5,193,037)	(5,224,017)	(30,980)
Derivative contracts	(310,086)	(372,496)	(62,410)
Other obligations	(29,129)	(29,129)	-
Total	(5,532,252)	(5,625,642)	(93,390)

c) Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rate projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

27. POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)    PBS-A: defined-benefit multisponsored plan, for participants that were previously assisted and had such status on January 31, 2000.

b)    PBS-Telesp Celular and PBS-TCO: defined-benefit retirement plans sponsored individually by the companies.

c)    PAMA: multisponsored healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Telesp Celular and PBS-TCO Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil. Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to financing the PBS-Telesp Celular and PBS-TCO Plans and 1.5% for the PAMA Plan. In the year ended December 31, 2005, the contributions to these plans were R$0 (R$9 as of December 31, 2004).

d)    TCP Prev and TCO Prev Plans: these are individual defined and variable contribution plans, introduced by SISTEL in August 2000. The Company bears the risk of death and disability of the participants in both the plans, and in the TCO Prev Plan some participants previously covered by the PBS-TCO Plan are entitled to retirement benefits for life (paid-up benefit), in addition to the defined contribution benefits. The Company’s contributions to the TCP Prev and TCO Prev Plans are equal to those of the participants, varying between 1% and 8% of the participant’s salary, according to the percentage chosen by the participant. In the year ended December 31, 2005 the contributions to these plans amounted to R$7,637 (R$4,012 as of December 31, 2004).

The actuarial valuation of the plans was made in 2005 and 2004, based on the register of the participants as of September 2005 and 2004, respectively, and the projected unit credit method was adopted, with immediate recognition of the actuarial gains and losses generated in each year. The plans’ assets are stated as of November 30, 2005 and 2004, respectively, and for the multisponsored plans (PAMA and PBS-A), the apportionment of the plans’ assets was based on the actuarial liabilities of the Company in relation to the total actuarial liabilities of the plan. The total liability recognized as of December 31, 2005 was R$483.

A number of claims were made through civil suit No. 04/081,668-0, brought by ASTEL against SISTEL, citing Telefônica and Telesp Celular, as well as SISTEL, which are summarized as follows: (i) that SISTEL should be prohibited from collecting from retired employees and other participants any contributions referring to PAMA - Retired Employees’ Healthcare Plan (“Plano de Assistência Médica aos Aposentados”), and they should only pay “a reasonable amount for the use made”, which should be limited to 1% of the monthly remuneration of the participant; (ii) that SISTEL should re-enroll in PAMA, without any restrictions, retired employees and participants whose enrollment has been suspended for default, as well as those who could not withstand pricing pressures and asked for cancellation of their enrollment in PAMA or joined the PCE (Special Coverage Plan), if they so wish, also without restrictions; (iii) that SISTEL should reassess the economic needs of PAMA, including the amounts of the monthly contributions of the sponsors Telefônica and Telesp Celular; (iv) that the sponsors’ contribution should be calculated based on the payroll of all its employees, in accordance with the previous provision of the bylaws, and not on a percentage of the payroll of the active participants of the PBS; (v) that SISTEL should reestablish the accreditation of all the hospitals, clinics and laboratories that had been cancelled; (vi) that a review of the accounting distribution of the equity should be made, so as to attribute to PAMA the amounts relating to the reduction factor of the additional payments, as above, and that until this review has been made, SISTEL should be prohibited from any spin-off of the net equity of the PBS-A Plan or any other plan managed by SISTEL; (vii) that SISTEL and the sponsors should reverse the “transfer of equity from the main substratum intended to guarantee PBS-2 and PAMA, illegally taken across to the Visão Plan of Telesp and the Visão Prev of Telesp Celular”; and (viii) granting of advance relief in respect of items “a”, “b” and “e”.

Through its actuarial advisers, Telesp Celular prepared a study considering the impacts described above, accordingly, the change in the cost formulas as claimed by the ASTEL civil suit represents an additional burden on the provisions of Telesp Celular amounting to R$824.

Based on the opinions of its legal counsel and tax advisers, Management believes that at this time there is no risk of payment, and as of December 31, 2005, the probability of loss was classified as possible.

We show below the breakdown of the provision for the defined benefit retirement plans and healthcare plan for retired employees as of December 31, 2005 and 2004, as well as the other information required by CVM Resolution No.  371/00 on these plans:

Plan	2005	2004

PAMA - TCP	225	191
PAMA - TCO	258	167
Total	483	358

TCP

1)    Reconciliation of funded status

	2005
	TCP Prev (ii)	PAMA (i)	PBS (ii)	PBS-A (i)

Benefit obligation	3,060	759	9,376	6,574
Fair value of plan assets	(5,993)	(534)	(10,849)	(8,517)
Funded status	(2,933)	225	(1,473)	(1,943)

	2005
	TCP Prev (ii)	PAMA (i)	PBS (ii)	PBS-A (i)

Benefit obligation	1,725	762	8,624	6,047
Fair value of plan assets	(3,644)	(571)	(9,706)	(7,864)
Funded status	(1,919)	191	(1,082)	(1,817)

(i) Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans - PAMA and PBS-A.

(ii) Although TCP Prev, PBS and PBS-A showed surpluses, as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

2)    Change in net actuarial liability (asset)

	2005
	TCP Prev	PAMA	PBS	PBS-A

Net actuarial (asset) liability as of December 31, 2004	(1,919)	191	(1,082)	(1,817)
Current service cost	445	87	938	654
Sponsor’s contribution for the year	-	(1)	(5)	-
Recognized actuarial losses (gains) for the year	890	(38)	656	396
Gains for the year	(2,349)	(14)	(1,980)	(1,176)
Net actuarial (asset) liability as of December 31, 2005	(2,933)	225	(1,473)	(1,943)

3)    Change in benefit obligation

	2005
	TCP Prev	PAMA	PBS	PBS-A

Benefit obligation as of December 31, 2004	1,725	762	8,624	6,047
Current service cost	267	3	4	-
Interest cost	178	84	934	654
Benefits paid for the year	-	(52)	(842)	(523)
Actuarial (gains) losses for the year	890	(38)	656	396
Benefit obligation as of December 31, 2005	3,060	759	9,376	6,574

4)    Change in plan assets

	2005
	TCP Prev	PAMA	PBS	PBS-A

Fair value of plan assets as of December 31, 2004	(3,644)	(571)	(9,706)	(7,864)
Benefits paid for the year	-	52	842	523
Sponsor’s and employees’ contributions for the year	-	(1)	(5)	-
Return on plan assets for the year	(2,349)	(14)	(1,980)	(1,176)
Fair value of plan assets as of December 31, 2005	(5,993)	(534)	(10,849)	(8,517)

5)    Estimated expenses for 2006

	2005
	TCP Prev	PAMA	PBS	PBS-A

Service cost	438	4	5	-
Interest cost on actuarial liabilities	320	84	1,017	712
Expected return on assets	(743)	(67)	(1,351)	(1,033)
Employees’ contributions	(3,072)	-	(1)	-
Total	(3,057)	21	(330)	(321)

TCO

1)    Reconciliation of funded status

	2005
	TCP Prev	PAMA	PBS	PBS-A

Benefit obligation	39,832	871	1,962	3,450
Fair value of plan assets	(54,329)	(613)	(2,210)	(4,469)
Funded status	(14,497)	258	(248)	(1,019)

	2004
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)

Benefit obligation	40,545	665	1,808	3,183
Fair value of plan assets	(41,635)	(498)	(1,931)	(4,139)
Funded status	(1,090)	167	(123)	(956)

2)    Change in net actuarial liability (asset)

	2005
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)

Net actuarial (asset) liability as of December 31, 2004	(1,090)	167	(123)	(956)
Current service cost	5,757	74	199	346
Recognized actuarial losses Gains for the year	(5,595)	190	102	171
Sponsor’s contribution for the year	(712)	1	(3)	-
Gains for the year	(12,857)	(174)	(423)	(580)
Net actuarial (asset) liability as of December 31, 2005	(14,497)	258	(248)	(1,019)

3)    Change in benefit obligation

	TCO PREV (ii)
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)

Benefit obligation as of December 31, 2004	40,545	665	1,808	3,183
Current service cost	1,219	1	3	-
Interest cost	4,538	73	196	346
Benefits paid for the year	(875)	(58)	(147)	(250)
Actuarial (gains) losses for the year	(5,595)	190	102	171
Benefit obligation as of December 31, 2005	39,832	871	1,962	3,450

4)    Change in plan assets

	2005
	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)

Fair value of plan assets as of December 31, 2004	(41,635)	(498)	(1,931)	(4,139)
Benefits paid for the year	875	58	147	250
Sponsor’s and employees’ contributions for the year	(712)	1	(3)	-
Return on plan assets for the year	(12,857)	(174)	(423)	(580)
Fair value of plan assets as of December 31, 2005	(54,329)	(613)	(2,210)	(4,469)

5)    Estimated expenses for 2006

	TCO Prev (ii)	PAMA (i)	PBS-TCO (ii)	PBS-A (i)

Service cost	(581)	(2)	(3)	-
Interest cost on actuarial liabilities	(4,445)	(97)	(213)	(375)
Expected return on assets	7,562	77	275	544
Employees’ contributions	-	-	-	-
Total	2,536	(22)	59	169

(i)   Refers to the Company’s proportional participation in assets and liabilities of the multisponsored plans - PAMA and PBS-A.

(ii)  Although TCO Prev, PBS-TCO and PBS-A showed surpluses, as of December 31, 2005, no assets were recognized by the sponsor due to the lack of prospects of making use of this surplus.

6)    Actuarial assumptions

2005
	TCP Prev and TCO Prev	PAMA	PBS	PBS-A

Discount rate used at current value of actuarial liabilities	11.30% p.y.	11.30% p.y.	11.30% p.y.	11.30% p.y.
Estimated return rate on plan assets	13.93% p.y.	12.88% p.y.	12.89% p.y.	12.53% p.y.
Future salary growth rate	7.10% p.y.	7.10% p.y.	7.10% p.y.	7.10% p.y.
Medical costs growth rate	-	8.15% p.y.	-	-
Benefits growth rate	5.00% p.y.	5.00% p.y.	5.00% p.y.	5.00% p.y.
Mortality table	UP94 with 2 years and segregated by sex	UP94 with 2 years	UP94 with 2 years and segregated by sex	UP94 with 2 years and segregated by sex
Disability table	Mercer disability	Mercer disability	Mercer disability	-

28. CORPORATE RESTRUCTURING

On January 14, 2000, a corporate restructuring plan was concluded, in which the goodwill paid in the privatization process of the Company was transferred to TCP.

The financial statements maintained for the companies’ corporate and tax purposes record specific accounts related to the goodwill, the related reserve and the respective amortization, reversal and tax credit, the balances of which are as follows:

	Amounts on the	Consolidated
	date of merger	12/31/2005	12/31/2004

Balance sheet:
Incorporated goodwill	3,192,738	1,250,488	1,569,762
Provision	(2,127,694)	(825,324)	(1,036,044)
Amount	1,065,044	425,164	533,718

		2005	2004
Statement of operations:
Amortization of goodwill		319,274	319,274
Reversal of provision		(210,720)	(210,720)
Tax benefit		(108,554)	(108,554)
Net effect on net income		-	-

The Board of Directors of the Company and TCO approved two corporate restructurings as follows:

a)         First corporate restructuring

On May 13, 2004, the Boards of the TCO and TCP approved a corporate restructuring for the purpose of transferring to TCO and its subsidiaries the goodwill paid by TCP on the acquisition of a controlling interest in TCO, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the incorporation of goodwill by TCO a reserve had been constituted to maintain the shareholders’ equity of that company in the amount of R$992,060. Thus, net assets incorporated by TCO amounted to R$511,061, which, in essence, represents the tax benefit derived from the deductibility of the goodwill when incorporated by TCO and its subsidiaries.

As of June 30, 2004 the transfer of part of the net assets of TCO to its subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Reserve to maintain shareholders’ equity	Net amount

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Total spin-off	842,789	(556,241)	286,548
TCO balance	660,332	(435,819)	224,513
Total	1,503,121	(992,060)	511,061

Concurrently with the transfer of a portion of the net assets to TCO’s subsidiaries, a proposal was approved to incorporate the shares of TCO’s subsidiaries held by minority shareholders, who received TCO shares in a proportion established by a valuation at market values prepared by independent experts. The transfer of the interests in TCO subsidiaries resulted in an increase of R$28,555 in the capital of TCO.

The accounting records of the companies maintained for corporate and tax purposes have specific accounts relating to the goodwill and provision merged and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Amounts on the	Consolidated
	date of merger	12/31/ 2005	12/31/ 2004

First restructuring:
Balance sheet:
Incorporated goodwill	1,503,121	1,033,227	1,327,756
Provision	(992,060)	(681,930)	(876,319)
Amount	511,061	351,297	451,437

		2005	2004

Statement of operations:
Amortization of goodwill		294,529	239,903
Reversal of provision		(194,389)	(158,336)
Tax benefit		(100,140)	(81,567)
Net effect on net income		-	-

b)         Second corporate restructuring

On August 31, 2005 the Boards of Directors of TCO and TCP approved a corporate restructuring with a view to transferring to TCO the goodwill paid by TCP in the acquisition of TCO’s shares through a Voluntary Public Offering on October 8, 2004, the value of which on July 31, 2005 was R$392,265.

Prior to the incorporation of goodwill by TCO, a reserve had been constituted to maintain the shareholders’ equity of that company in the amount of R$258,895. Thus, net assets incorporated by TCO amounted to R$133,370, which, in essence, represents the tax benefit derived from the deductibility of the above-mentioned goodwill when incorporated by TCO.

The incorporated net asset amount will be amortized over an estimated period of five years and is offset by a special goodwill reserve to be transferred to the capital account in favor of TCP when the tax benefit is effectively realized, with a guarantee to the remainder of the shareholders of participation in these increases in capital, in which case the funds received will be paid to TCP.

	Amounts on the	Consolidated
	date of merger	12/31/2005

Second restructuring:
Balance sheet:
Incorporated goodwill	392,265	359,576
Provision	(258,895)	(237,320)
Amount	133,370	122,256

		2005
Statement of operations:
Amortization of goodwill		32,689
Reversal of provision		(21,575)
Tax benefit		(11,114)
Net effect on net income		-

29. TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)    Use of network and long-distance (roaming) cellular communication: these transactions involve companies owned by the same controlling group: Telecomunicações de São Paulo S.A. - Telesp, Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Some of these transactions were established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. These transactions also include call-center services to Telecomunicações Móveis Nacionais - TMN customers in connection with roaming services in the Company’s network.

b)    Technical assistance: refers to the provision of corporate management advisory services by PT SGPS, calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)    Loans and financing: represent loans between companies in the Portugal Telecom Group, in accordance with Note 15.

d)    Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

e)    Call-center services: provided by Mobitel S.A. - Dedic to users of the telecommunications services of the subsidiaries TC and GT, contracted for 12 months, renewable for the same period.

f)     Systems development and maintenance services: provided by PT Inovação.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	12/31/ 2005	12/31/ 2004

Assets:
Trade accounts receivable, net	198,720	168,634
Receivable from Group companies	32,761	33,162

Liabilities:
Trade accounts payable	152,435	349,860
Loans and financing	585	329,382
Technical assistance	19,020	33,709
Intercompany liabilities	6,007	23,902

Revenues-
Net operating revenue:
Telecomunicações de São Paulo S.A. - Telesp	1,631,402	1,758,914
Telefônica Publicidade e Informação Ltda. - TPI	2	-
Telecomunicações Móveis Nacionais - TMN	-	29
Balance as of December 31	1,631,404	1,758,943

Expenses-
Cost of services provided-
Telecomunicações de São Paulo S.A. - Telesp	(221,756)	(288,127)
Balance as of December 31	(221,756)	(288,127)

Selling expenses:
Telecomunicações de São Paulo S.A. - Telesp	-	(15,160)
Terra Brasil S.A.	(118)	-
Atento do Brasil S.A.	(112,969)	(41,616)
Mobitel S.A. - Dedic	(183,511)	(141,870)
Balance as of December 31	(296,598)	(198,646)

	Consolidated
	12/31/ 2005	12/31/ 2004

General and administrative expenses:
Portugal Telecom SGPS S.A.	(39,431)	(54,635)
Portugal Telecom Inovação	-	1,556
Primesys Soluções Empresariais S.A.	(13,920)	(18,839)
Portugal Telecom Inovação - Brasil	(309)	(9,131)
Telecomunicações de São Paulo S.A. - Telesp	-	(2,637)
Telefónica Comunicaciones Personales UNIFON	(168)	-
Telefônica Gestão de Serviços Compartilhados T- Gestiona	(12,196)	-
Telefônica S.A.	-	(106)
Terra Brasil S.A.	(118)	(269)
Terra Empresas Brasil	(5,980)	-
Telefónica Mobile Solutions	(463)	(234)
Telefónica Móviles Espanha	(29)	(15)
Balance as of December 31	(72,614)	(84,310)

Other operating revenue-
Telefônica Empresas Brasil	491	-
Balance as of December 31	491	-

Finance income (expense), net:
Portugal Telecom International Finance BV	(78)	(141,673)
Portugal Telecom SGPS S.A.	14,184	8,106
Portugal Telecom Inovação - Brasil	-	(1,479)
PT Prime Tradecom S.A.	-	3
Telefônica Gestão de Serviços Compartilhados T- Gestiona	2	-
Atento Brasil S.A.	5	-
Mobitel S.A. - Dedic	11	-
Balance as of December 31	14,124	(135,043)

Recovery of expenses from joint venture, proportional:
Celular CRT Participações S.A.	30,873	26,009
Tele Leste Celular Participações S.A.	13,752	11,731
Tele Sudeste Celular Participações S.A.	51,802	47,766
Balance as of December 31	96,427	85,506

Expenses from joint venture, proportional:
Celular CRT Participações S.A.	(7,726)	(6,406)
Tele Leste Celular Participações S.A.	(5,972)	(6,325)
Tele Sudeste Celular Participações S.A.	(50,867)	(54,395)
Balance as of December 31	(64,565)	(67,126)

30. DIRECTORS’ FEES

During 2005 and 2004, directors’ fees totaled R$4,767 and R$5,780, consolidated, and R$945 and R$1,334, Company, respectively, and were appropriated as expense.

31. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of December 31, 2005, the companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Amounts insured

Operating risks	R$10,036,745
General civil liability	R$7,560
Vehicle (officers fleet)	FIPE table - 100% - R$250 for bodily harm and R$50 for damage to property
Vehicle (operational fleet)	R$250 for bodily harm and R$50 for damage to property

32. AMERICAN DEPOSITARY RECEIPTS - ADR PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

  Type of share: preferred.

  Each ADR represents one preferred share.

  The shares are traded as ADRs under the symbol “TCP”, on the NYSE.

  Foreign depositary bank: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

33. SUBSEQUENT EVENTS

In an extraordinary meeting held on February 6, 2006, the Board of Directors approved a proposal to reduce the Company’s capital from the current R$6,670,152 to R$3,522,370, a reduction amounting to R$3,147,782, equivalent to the amount of the Company’s losses recorded in the balance sheet prepared as of September 30, 2005, with no change in the number of capital shares, as TCP shares have no par value, in order to absorb losses in accordance with the terms of article 173 of Law No. 6,404/76.

The objective of the proposed reduction of capital is to make it possible to bring forward the payment of dividends to all the Company’s shareholders as soon as TCP starts recording profits, also bearing in mind the intended implementation of the corporate restructuring involving the Company, pursuant to the terms of the Material Fact dated December 4, 2005, justifying its approval. The value of the Company’s share capital prior to the merger foreseen in the protocol approved by the Board in a meeting held on December 4, 2005, and approved by the shareholders in the meeting held on February 22, 2006, is R$3,522,370, and, consequently, the final share capital of TCP after the corporate restructuring is R$6,153,507 comprising 1,426,412 shares, of which 509,226 are common shares and 917,186 are preferred shares, as published in the relevant fact and shown in the protocol.

On December 4, 2005, the Company’s Board of Directors approved the merger of the shares of TCO for its conversion into a wholly owned subsidiary of TCP and the merger of the companies Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. into TCP (“Corporate Restructuring”).

On January 11, 2006 the Managing Council of ANATEL approved the corporate restructuring of Vivo Group.

On February 22, 2006 the General Meeting approved the merger of Celular CRT Participações S.A. (“CRTPart”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) by the Company and the merger of the shares of TCO for its conversion into a wholly owned subsidiary of TCP, as previously proposed by the Board of Directors and communicated to the market through a relevant fact.

The shareholders of the companies will receive TCP shares for each share in accordance with the table below:

Shares

New TCP shares issued in substitution for each TCO share of the same type merged	3.0830
New TCP shares issued in substitution for each TSD share of the same type cancelled	3.2879
New TCP shares issued in substitution for each TLE share of the same type cancelled	3.8998
New TCP shares issued in substitution for each CRTPart share of the same type cancelled	7.0294

Since Tele Centro Oeste Celular Participações S.A. will become a wholly-owned subsidiary of TCP, its registration with the CVM, the São Paulo Stock Exchange (BOVESPA), the Securities and Exchange Commission - SEC and the NYSE will be cancelled. The changing of the Company’s name to Vivo Participações S.A. was also approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

Date: March 27, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results, The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements, Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements, Such statements reflect the current views of management and are subject to a number of risks and uncertainties, There is no guarantee that the expected events, trends or results will actually occur, The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors, Any changes in such assumptions or factors could cause actual results to differ materially from current expectations,